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REGISTRANT'S NAME Eurocastle Investment Ltd

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FILE NO. 82- 34924

FISCAL YEAR 12-31-07

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12-31-07
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EUROCASTLE INVESTMENT LIMITED

2007 Annual Report

COMPANY OVERVIEW

Eurocastle Investment Limited owns and invests primarily in German commercial property. The Company is Euro denominated and listed on Euronext Amsterdam, under the symbol "ECT" and on the Frankfurt Stock Exchange, under the symbol "EUI1." Eurocastle is managed by an affiliate of Fortress Investment Group LLC.

financial & operational

DATA

Operating Data

(in €'000, except per share data)	Year Ended 31 December 2007	Year Ended 31 December 2006
Net profit after taxation	**134,915**	143,819
Earnings per weighted average basic share	**2.12**	3.20
Earnings per weighted average diluted share	**2.06**	3.08
Funds from operations (FFO) (as defined on page 18)	**186,286**	74,708
FFO per weighted average basic share	**2.92**	1.66
FFO per weighted average diluted share	**2.84**	1.60
Dividend per share	**1.95**	1.56

Balance Sheet Data

(in €'000, except per share data)	As at 31 December 2007	As at 31 December 2006
Commercial property portfolio	**5,171,086**	3,308,872
Debt investment portfolio	**2,059,753**	1,988,677
Total assets	**7,508,195**	5,662,380
Net asset value per ordinary share	**23.05**	24.73

letter to our SHAREHOLDERS

2007 was a year of contrasts for Eurocastle. The first half of the year saw continued growth in our businesses. We grew our German commercial real estate assets to 591 properties with €5.2 billion in value, making ours one of the largest and highest quality portfolios of any listed property company in Germany. The second half was overshadowed by the volatility in the capital markets, which has continued into 2008. This has had the greatest impact on our European real estate debt business, which represents €2.1 billion of our assets, or 9.2% of our Net Asset Value as of 31 December 2007 (€2.11 per share). These types of disruptions generally create opportunities, but in the short term, our focus has been on preserving and creating liquidity and reducing short-term funding risks. In this environment, even a small amount of shorter-term financing can be problematic, but our strategy of generally investing in stable, cash flowing assets and locking in longer-term, matched financing has served us well in this volatile period.

Financial Results

Our Funds from Operations (FFO) for 2007 totaled €186.3 million or €2.92 per share compared to €1.66 last year, an increase per share of 76%. We paid total dividends of €1.95 per share in 2007 as compared with €1.56 per share in 2006. Our Net Asset Value ended the year at €23.05 per share, down 6.8% year on year, primarily as a result of non-cash mark-to-market decreases in the value of our European real estate debt investments.

Real Estate Business

Overall, our core German commercial real estate business put in a solid performance and the underlying markets continued to improve in 2007, following the strength of the overall German economy. GDP growth in Germany was 2.5% and the unemployment rate was 8.1%, its lowest level since 1992, as the country has continued to post record trade surpluses. In the commercial real estate markets, we have seen increases in take-up and prime rents and reductions in vacancies across the major office markets in Germany reflecting the increased demand for office space. Prime rents are up 4.7% year on year in the 'Top 5' office markets, and vacancy is down 8%.

We view our portfolio as having two categories of assets: long-term leased office and retail properties (approximately 60% by value), which provide stable and growing cash flow, and 'value added' assets (approximately 40% by value) which have potential upside through active management, repositioning and lease up. Over time we expect to sell assets that we feel have limited further upside, are non-core assets classes or are in peripheral markets.

The average lease term of our portfolio is 6.1 years; however, we need to remain active in leasing up space that is currently vacant or coming up for renewal. Portfolio occupancy increased from 86.3% at the end of 2006 (on a pro forma basis), to 88.4% at 31 December 2007. In 2007 Eurocastle signed 684 commercial leases for approximately 228,000 square metres of space, including approximately 84,000 square metres of new leases. Heading into 2008 Eurocastle has already signed 36,000 square metres of new leases and has a further 27,000 square metres of new leases and 13,000 square metres of renewals currently under negotiation.

Debt Business

We only invest in European assets; however, the dislocations in the global credit markets took its toll on our real estate debt business last year. Although our credit performance was good (44 securities upgraded as compared with only 5 downgraded), overall spread widening led to significant mark-to-market losses in our real estate securities. On the positive side, our term non-recourse CDO financing has significant embedded value. As of year end we have €2.0 billion of debt liabilities with an average cost of Euro-libor + 57 basis points financing locked in for an average life of 6.4 years, as compared with an average life of our existing assets of 4.4 years. As these assets prepay or mature, we should be well positioned to reinvest the proceeds in higher quality assets with higher yields, which will add to the growth of our earnings.

Financing

As the capital markets became more volatile during the year, we shifted our focus from growth to preserving and creating liquidity and reducing short-term funding risks. We have made good progress on this front. As of year end we had over €146 million of cash, of which over €100 million was unrestricted, and undrawn working capital facilities of €155 million. During the year we eliminated all 'mark-to-market' or 'repo' debt relating to the debt business. As for our real estate portfolio, we have only a limited amount of short-term debt, and we are highly focused on its refinancing, paydown and extension. In the fourth quarter, we reduced our dividend substantially, which will allow us to continue to add to liquidity. Overall, even in a challenging environment, we believe we are in a solid position.

Outlook and Strategy

The overall outlook for the business is positive. The German real estate market continues to show strength and opportunities abound in the currently dislocated debt markets.

However, the performance of our share price has been disappointing, to say the least. Our focus in 2008 will be to not only improve the operating performance of our business, but to also attempt to close the gap between what we believe is the underlying value of our assets and the valuation of our company by the markets. We expect to achieve this by selective sales of assets, refinancings, and allocating proceeds to optimize our capital structure and return cash to shareholders.

Thank you for your continued support.

Wesley R. Edens
Chairman

2007

MARKET REVIEW

The German commercial property markets performed well in 2007 with increases in take-up and prime rents and reductions in vacancies across the major office markets in Germany. Rising employment in Germany, with the unemployment rate at its lowest level since 1992, is continuing to have a positive impact on the demand for office space. Compared to the year ended 31 December 2006, the tenant turnover in the top five office markets increased by 15.3%. Prime rents and average rents also increased on average 4.7% and 2.2%, respectively, year on year. The positive economic trend was clearly visible in the reduction of the vacancy rate to 9.3%, an 8.0% decrease, in the five major markets. With the development pipeline continuing to be weak, speculative office supply through 2010 is expected to remain at historically low levels of less than 1.0% per annum of total stock.

Transaction volume in the German market increased from €49.5 billion in 2006 to an all-time high of €54.7 billion in 2007. After a slowdown of investment activities in the third quarter, the market reported more than €13.2 billion of commercial real estate transactions in the last quarter of 2007.

commercial property

PORTFOLIO

At 31 December 2007, Eurocastle owned a €5.2 billion portfolio of commercial property investments which comprised 591 properties with approximately 2.2 million square meters (sqm) of lettable space. The portfolio had a total occupancy of 88.4%, and a weighted average remaining lease term of 6.1 years. The Group derives 65% of its rental income from the five major German markets, compared to 52% at 31 December 2006. The increased concentration in the top five markets is consistent with Eurocastle's focus on class A office space in those markets.

In the year ended 31 December 2007, the Group signed 684 commercial leases for approximately 228,000 sqm of space, including approximately 84,000 sqm of new leases. Also included is 69,000 sqm of renewals of leases with major bank and other office anchor tenants which were due to expire at the end of 2007. Taking into account the sale of non-core assets and the purchase of fully occupied retail properties during the quarter, the portfolio occupancy increased from 86.3% at the end of 2006 (on a pro forma basis for the Mars acquisition), to 88.4% at 31 December 2007.

During the year ended 31 December 2007, the Group grew its real estate investment portfolio by €1.9 billion from €3.3 billion to €5.2 billion. At the end of February 2007, the Group completed the acquisition of two portfolios of German commercial properties for all-in purchase prices of €2.2 billion and €53 million. The Group also added to its retail portfolio by acquiring 45 properties for an aggregate purchase price of approximately €139 million representing an NOI* yield on in-place rental income of approximately 6.5%. These properties are mostly recently developed retail assets, generally in grocery, discounter or supermarket formats, and have an aggregate lettable area of approximately 87,100 sqm. They currently benefit from almost 99.4% occupancy. In-place leases have a weighted average lease term of approximately 11.4 years and over 93.4% of income is derived from national retailers including Edeka, Kaufland, REWE, Plus and Aldi.

The Group sold a number of non-core properties in the year ended 31 December 2007. In the second and third quarters of the year, the Group completed the sale of a portfolio of 77 properties for a gross sale price of €314 million. Total net gains on sale of these properties were €27.8 million. During the fourth quarter, the Group completed the sale of the Kudamm Karree building in Berlin which it acquired during 2007 as part of the Mars portfolio. The property is a redevelopment project and was part of the Group's non-core portfolio and was sold for a gross sale price of €155 million. In addition, the Group sold the Promenadeplatz building in Munich, part of the Drive portfolio, for a gross sale price of €54 million to a private investor. Total net gains on sale of these properties, recognised in the fourth quarter, were €27.7 million.

**Net Operating Income (NOI) represents gross rental income less net service charge expenses and property operating expenses on an annualised basis, excluding the investment properties held for sale.*

commercial property

PORTFOLIO OVERVIEW

Commercial Property Portfolio Overview*

(in €'000, except for percentages)	**As at 31 December 2007**	As at 31 December 2006
Investment properties at cost (including held for sale)	**5,118,109**	3,203,042
Investment properties at fair value**	**5,156,412**	3,283,072
Fair value of finance leases	**26,709**	25,800
Total investment in commercial property	**5,183,121**	3,308,872
Weighted average NOI*** yield on cost	**5.5%**	5.7%
Weighted average NOI*** yield on carrying value	**5.5%**	5.5%
Weighted average liability cost	**4.6%**	4.4%
Weighted average net spread	**0.9%**	1.3%

**Investment property defined in Note 2.*

***The investment value above excludes €24.9 million (31 December 2006: €25.8 million) relating to finance leases on the head leases (Note 16) and includes €12.0 million of capitalised tenant incentives and leasing commissions, included within other assets. The finance leases have not been included in the property valuations shown in the following table headed Investment Property—Valuation Data.*

****Net Operating Income (NOI) represents gross rental income less net service charge expenses and property operating expenses on an annualised basis, excluding the investment properties held for sale.*

The tables starting on page nine show the split of real estate property investments by use and geographical location as at 31 December 2007. The occupancy and lease expiry information in the tables below reflect the benefit of a rental guarantee on the Mars portfolio on approximately 95,000 square meters of currently vacant space, which as at 31 December 2007 generated annualised income of €23.7 million. The rental guarantee is due on a monthly basis in relation to certain vacant or under leased assets, subject to a maximum total payment of €40 million (including service charge income) or five years.

As at 31 December 2007, the Group had signed 109 new leases for approximately €3.0 million of rental income per annum on approximately 25,000 square meters of vacant space, which will become effective during 2008. These leases have not been included in the tables on page nine.

RENTAL DATA

By Use

Use	Lettable (sqm)	Occupancy %	Passing Rent* €million Annual	Passing Rent* %	Passing Rent* € per sqm/ month
Office	1,246,485	84.9%	178.0	58.0%	14.0
Retail	483,152	97.2%	62.2	20.3%	11.0
Bank Hall	113,621	97.6%	20.4	6.6%	15.4
Other	405,894	86.0%	46.5	15.1%	11.1
Total portfolio	**2,249,152**	**88.4%**	**307.1**	**100.0%**	**12.9**

By Location

Location	Lettable (sqm)	Occupancy %	Passing Rent* €million Annual	Passing Rent* %	Passing Rent* € per sqm/ month
Frankfurt	567,818	92.3%	107.4	35.0%	17.1
Munich	214,395	83.2%	34.5	11.2%	16.1
Hamburg	127,369	95.8%	23.3	7.6%	15.9
Berlin	102,167	88.4%	16.1	5.2%	14.8
Düsseldorf	107,580	93.4%	18.1	5.9%	15.0
Subtotal—top 5 markets	**1,119,329**	**90.7%**	**199.4**	**64.9%**	**16.4**
Remaining West	894,428	88.6%	90.6	29.5%	9.5
Remaining East	235,395	76.6%	17.1	5.6%	7.9
Total portfolio	**2,249,152**	**88.4%**	**307.1**	**100.0%**	**12.9**

**Passing rent is defined as the annual gross rental income (including rental guarantee income) at the period end, excluding the net effects of straight lining for lease incentives.*

EXPIRY DATA

By Use

Use	Average Lease Term	Passing Rent* (€'million) Yr 1	Yr 2–3	Yr 4–6	Yr 7–10	Yr 10+
Office	4.9	32.7	29.3	53.0	44.0	19.0
Retail	8.0	2.2	5.2	14.1	20.7	20.0
Bank Hall	6.6	0.1	4.0	3.3	9.3	3.8
Other	8.2	5.9	8.2	10.3	9.1	13.0
Total portfolio	**6.1**	**40.9**	**46.7**	**80.7**	**83.1**	**55.8**

By Location

Location	Average Lease Term	Passing Rent* (€'million) Yr 1	Yr 2–3	Yr 4–6	Yr 7–10	Yr 10+
Frankfurt	5.7	18.2	12.0	33.9	29.6	13.8
Munich	6.0	9.7	4.8	12.1	2.6	5.3
Hamburg	5.7	4.6	6.8	3.5	1.0	7.4
Berlin	4.4	2.5	3.9	3.2	5.5	1.0
Düsseldorf	9.1	0.4	1.3	6.6	0.7	9.0
Subtotal—top 5 markets	**6.0**	**35.4**	**28.8**	**59.3**	**39.4**	**36.5**
Remaining West	6.7	5.2	14.5	17.7	35.5	18.0
Remaining East	5.9	0.3	3.4	3.7	8.2	1.3
Total portfolio	**6.1**	**40.9**	**46.7**	**80.7**	**83.1**	**55.8**

**Passing rent is defined as the annual gross rental income (including rental guarantee income) at the period end, excluding the net effects of straight lining for lease incentives.*

VALUATION DATA

Markets	Properties	Lettable Space (sqm)	Property Valuation €m*	Property Cost €m**	% of Portfolio €m	Gross Rental Income €m	Net Operating Income €m	NOI Yield on Cost %	NOI Yield on Valuation %
Top 5 markets									
Frankfurt	53	567,818	1,868	1,848	36.1%	108.2	99.8	5.4%	5.3%
Berlin	11	102,167	286	270	5.3%	16.1	14.9	5.5%	5.2%
Hamburg	16	127,369	398	404	7.9%	24.0	21.9	5.4%	5.5%
Düsseldorf	7	107,580	356	357	7.0%	18.2	16.8	4.7%	4.7%
Munich	17	214,395	624	649	12.7%	34.6	32.2	5.0%	5.2%
Subtotal— top 5 markets	**104**	**1,119,329**	**3,532**	**3,528**	**69.0%**	**201.1**	**185.6**	**5.3%**	**5.3%**
Remaining West	382	894,428	1,392	1,371	26.7%	91.0	82.1	6.0%	5.9%
Remaining East	105	235,395	232	219	4.3%	17.1	15.2	6.9%	6.6%
Total portfolio	**591**	**2,249,152**	**5,156**	**5,118**	**100.0%**	**309.2**	**282.9**	**5.5%**	**5.5%**

**The above valuation does not include €24.9 million relating to head leases.*
***Includes leasing commissions and tenant incentives disclosed separately in other assets.*

Financing

The Group continues to finance its core real estate portfolio with fixed rate term loans, which has substantially eliminated its exposure to increased interest rates. This is consistent with the objective of locking in the spread between the yield on its investments and the cost of financing those investments.

As at 31 December 2007, the Group's €5.2 billion real estate portfolio was financed with €3.8 billion of non-recourse loans with a weighted average maturity of 5.5 years. €3.4 billion of the total loan financings have maturities falling between September 2012 and November 2017. The non-core part of the Mars portfolio, totalling €606.5 million, is currently financed with a loan for €402.9 million maturing in July 2008. Since year-end, the Group sold one property from the non-core portfolio for net proceeds of approximately €57 million which has been used to paydown the loan to approximately €346 million. The Group is currently in advanced discussions with the lender and other banks to re-finance this loan prior to its maturity in July.

German Tax Reform

In July 2007, Germany's Bundesrat approved the Corporate Tax Reform Act 2008. Generally the tax reform measures are effective on 1 January 2008 for all German taxpayers. The key points relevant to the Group are:

- Reduction of corporate income tax from 26.4% to 15.8%, and reduction of trade tax
- Non-deductibility of trade tax
- Abolition of declining-balances depreciation
- Introduction of "General interest limitation" rules, replacing existing thin-capitalisation rules, resulting in an annual cap on allowable interest deductions
- Amendment of trade tax provisions for interest and equivalent expenses

Due to the general interest limitation rules limiting the tax deductibility of interest and certain other expenses, the effective tax rate for the Group has increased for 2008. However, the Group restructured its subsidiaries in order to take advantage of a provision in the rules that allows full deduction of interest, providing the equity to gross assets ratio of the subsidiary is equal to or higher than the equity to gross assets ratio of its parent, on a consolidated basis, both determined under IFRS.

REAL ESTATE FUND UNITS

As at 31 December 2007, the Group had divested its entire holding of 1,200 Italian real estate fund units for gross proceeds of €169.2 million, resulting in a realised gain on book cost*, net of associated sale costs, of €16.3 million or €0.26 per ordinary share.

**Book cost is the purchase price of the units, plus additional capital expenditure, less any returned capital.*

debt investment

PORTFOLIO

At 31 December 2007, Eurocastle owned a €2.1 billion debt investment portfolio comprised of 201 securities and loans. Following the year end, the Group eliminated all of the mark-to-market exposure on the financing of its debt investment portfolio and eliminated any recourse debt, with the exception of €30 million limited recourse on one facility. The portfolio is diversified by, among other things, asset type, geography and rating.

DEBT INVESTMENT PORTFOLIO

Overview of the Debt Investment Portfolio

	31 December 2007	31 December 2006
Carrying value of total debt investments (excluding restricted cash) (€'000)	**2,052,913**	1,967,969
Implied discount margin (above Euribor) at carrying value	**3.35%**	1.78%
Amortised cost of total debt investments (excluding restricted cash) (€'000)	**2,182,133**	1,966,087
Weighted average asset margin (above Euribor)	**1.79%**	1.88%*
Weighted average liability spread*	**0.57%**	0.56%
Weighted average net spread*	**1.22%**	1.32%
Weighted average credit rating	**BBB-**	BBB-
Percentage investment grade of debt investment portfolio	**65%**	66%
Number of securities and loans	**201**	158

**Includes assets and liabilities referenced under a total return swap.*

As at 31 December 2007, the change in fair value of the debt investment portfolio was a net loss of €129.2 million, compared to a net gain of €1.9 million in 2006. The decline in fair value during 2007 is primarily due to current market conditions in the financial markets. However, the credit quality in the debt portfolio remains strong, with minimal delinquencies in loans underlying the securities in the commercial mortgage-backed portfolio. There has been no material deterioration or impairment in the credit quality of our portfolio.

Eurocastle's €2.1 billion investment portfolio (excluding restricted cash) consists primarily of commercial real estate backed and residential real estate backed debt. The following describes the investment portfolio as at 31 December 2007:

Debt Investment Portfolio Composition (31 December 2007)

Asset class	Nominal €'000	Total Debt Portfolio %
Commercial real estate backed	1,752,942	79.9%
Residential real estate backed	367,291	16.8%
Other	72,600	3.3%
	2,192,833	**100%**

Commercial Real Estate Backed Debt

The Group owned €1.75 billion face amount of commercial assets (Commercial mortgage backed securities ("CMBS"), Mezzanine Loans, B-Notes, Whole Business Securitisations, NPL Securitisations and Real Estate Loans, SME CLOs and Commercial Leases).

During the year ended 31 December 2007, the Group purchased €766.0 million, sold €57.4 million and had paydowns of €446.0 million for a net increase of €262.6 million. The Group's €918 million CMBS portfolio continues to perform with only 0.24% underlying delinquent loans. In addition the Group has no delinquencies in its Mezzanine Loans, B-Notes and Real Estate Loans. The Group had 23 securities or €183.7 million CMBS securities upgraded and 3 downgrades totalling €40.5 million. Credit spreads widened on average by 159 basis points on the CMBS portfolio and were unchanged on the Mezzanine Loans, B-Notes and Real Estate Loans portfolios.

Asset class	Nominal €'000	Total Debt Book %	Average Rating*	Average Credit Spread*	Average LTV %
CMBS	917,957	41.8%	BBB+	304	64.7%
Commercial real estate loans	573,956	26.2%	B	290	81.2%
NPL securitisation	61,279	2.8%	A+	211	15.8%
SME CLO	118,156	5.4%	BBB-	451	N/A
Whole business securitisation	81,594	3.7%	BBB	312	58.7%
	1,752,942	**79.9%**	**BBB-**	**306**	

**Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security. The average credit spread represents the average implied discount margin (above Euribor) at the current carrying value, weighted by the current nominal par amount outstanding.*

Country Exposure/Rating Distribution	AAA €'000	AA €'000	A €'000	BBB €'000	BB €'000	B €'000	Total €'000	% of Total Debt Portfolio
UK	20,435	28,156	85,397	327,359	50,261	214,815	726,423	33.4%
Germany	19,207	19,724	22,690	135,979	41,959	175,651	415,210	18.9%
Italy	18,961	5,384	21,434	73,218	28,957	47,600	195,554	8.9%
France	—	—	2,228	23,650	—	77,409	103,287	4.7%
Netherlands	—	—	—	19,886	14,691	—	34,577	1.7%
Switzerland	—	—	5,000	—	17,367	23,670	46,037	2.1%
Spain	—	—	12,200	5,465	9,600	—	27,265	1.2%
Other*	24,993	24,991	29,991	104,313	20,301	—	204,589	9.3%
Total	**83,596**	**78,255**	**178,940**	**689,870**	**183,136**	**539,145**	**1,752,942**	**79.9%**
% of total debt portfolio	**3.8%**	**3.6%**	**8.2%**	**31.4%**	**8.4%**	**24.5%**	**79.9%**	

**Other represents underlying exposures to countries located within the European Union and Channel Islands.*

Residential Real Estate Debt

The Group owned €367.3 million face amount of residential mortgage backed securities ("RMBS"). During the year, the Group purchased €109.8 million, sold €25.7 million and had paydowns of €45.8 million for a net increase of €38.3 million. The average rating of the RMBS portfolio was unchanged at BBB. The Group had 21 securities or €100.3 million RMBS securities upgraded and 1 downgrade totalling €6.4 million. Credit spreads widened on average by 335 basis points across our whole RMBS portfolio, of which 413 basis points was solely on the UK non-conforming RMBS portfolio.

The composition of the residential mortgage backed securities portfolio as at 31 December 2007 is shown below:

RMBS type	Nominal €'000	Total Debt Book %	Average Rating*	Average Credit Spread*
Prime	174,900	8.1%	BBB	379
Mixed	71,314	3.2%	BBB-	574
Non conforming	121,078	5.5%	BBB+	531
	367,292	**16.8%**	**BBB**	**459**

**Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security. The average credit spread represents the average implied discount margin (above Euribor) at the current carrying value, weighted by the current nominal par amount outstanding.*

Rating Distribution/Country Exposure	A €'000	BBB €'000	BB €'000	Total €'000	% of Total Debt Portfolio
United Kingdom	37,146	184,650	14,352	236,148	10.8%
Italy	—	36,750	—	36,750	1.7%
Netherlands	6,375	12,110	15,000	33,485	1.5%
Germany	3,889	5,000	6,200	15,089	0.7%
Spain	—	10,692	2,200	12,892	0.6%
Belgium	—	5,000	—	5,000	0.2%
Ireland	—	24,128	2,800	26,928	1.2%
Greece	—	1,000	—	1,000	0.1%
Total	**47,410**	**279,330**	**40,552**	**367,292**	**16.8%**
% of total debt portfolio	**2.2%**	**12.7%**	**1.9%**	**16.8%**	

UK Non-Conforming RMBS

Within the larger residential mortgage backed securities portfolio the current average rating of the €109.0 million UK non-conforming loan backed securities sub-portfolio is BBB+. The performance of these assets has been in-line with the Group's expectations and there has been no material deterioration in the credit fundamentals since the beginning of 2007. It is a well seasoned portfolio (backed by residential mortgages with a weighted average seasoning of 3.02 years). The benefits of the seasoning effect are threefold; firstly, there is a strong payment history from the underlying borrowers, secondly, the deals have benefited from strong UK house price appreciation, and thirdly, the portfolio has avoided some of the weaker underwriting and structuring practices prevalent in the 2006/7 vintage. The following table illustrates the exposure by vintage of mortgage loan origination in the UK non-conforming loan backed securities sub-portfolio as of 31 December 2007.

Year of mortgage origination*	Nominal €'000	Total Debt Book %	Average Rating** %	Average Credit Spread**
2004	26,185	1.2%	BBB	463
2005	69,962	3.2%	BBB+	486
2006	12,881	0.6%	BBB	810
Total	**109,028**	**5.0%**	**BBB+**	**519**

**Year of mortgage origination refers to the weighted average date of origination of the underlying residential mortgage loans rather than either the issue date, or the purchase date, of the securitized debt securities held by the Group.*

***Average ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security. The average credit spread represents the average implied discount margin (above Euribor) at the current carrying value, weighted by the current nominal par amount outstanding.*

Other Debt

As at 31 December 2007, the Group owned €72.6 million face amount of other structured finance debt (commercial and consumer loans). During the year, the Group purchased €13.3 million, and had sales of €24.6 million for a net decrease of €11.3 million. The Group had no upgrades and 1 downgrade totalling €5.0 million. Credit spreads widened, on average, by 268 basis points on the other structured finance debt portfolio.

Debt Type	Nominal €'000	Total Debt Book %	Average Rating* %	Average Credit Spread*
Commercial leases & loans	25,950	1.2%	A-	385
Consumer leases & loans	46,650	2.1%	BBB+	426
Total	**72,600**	**3.3%**	**A-**	**412**

**Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security. The average credit spread represents the average implied discount margin (above Euribor) at the current carrying value, weighted by the current nominal par amount outstanding.*

Rating distribution/country exposure	AAA €'000	AA €'000	A €'000	BBB €'000	BB €'000	Total €'000	% of Total Debt Portfolio
Italy	10,000	4,500	19,400	5,000	7,700	46,600	2.0%
Germany	—	—	—	3,250	—	3,250	0.2%
Sweden	—	—	—	3,500	—	3,500	0.2%
United Kingdom	—	—	—	10,000	—	10,000	0.5%
Portugal	—	—	—	2,250	7,000	9,250	0.4%
Total	**10,000**	**4,500**	**19,400**	**24,000**	**14,700**	**72,600**	**3.3%**

Credit Quality

The credit quality of the debt investment portfolio has remained strong over the last 12 months. Positive credit migration has outweighed negative movements in every quarter since the inception of the portfolio. The current lifetime rating upgrades versus downgrades ratio is 127:13; for the year ended 31 December 2007 the ratio was 44:5 and for the last quarter 2007 was 19:3. While over time the weighted average credit rating of the debt investment portfolio has declined slightly, primarily as a consequence of the strategic repositioning by the Group away from bond investments and towards loan investments, whereas the rating profile of the asset backed securities portfolio has remained stable. The graph below shows ratings action experienced in the portfolio on a quarterly basis.

DEBT INVESTMENT PORTFOLIO RATING UPGRADES/DOWNGRADES BY QUARTER


Upgrade
Downgrade
Rating Actions by Number
0
5
10
15
20
25
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Quarter End

Capital Markets Activity

During the last quarter of the financial year, the Group fully repaid all its repurchase agreements and unwound its total return swap financings. Subsequent to the year end, the Group has eliminated all its mark-to-market and any full recourse exposure on its debt investment portfolio, and all debt investment portfolio financing facilities with maturities during 2008 were successfully extended to between September and December 2009 with the remaining full recourse facility replaced by a recourse facility limited to €30 million.

Following these transactions approximately 83.4% of the portfolio benefits from financing maturing beyond the maturity date of our assets.

Asset/Liability Structure for Debt Investment Portfolio

31 December 2007	Assets			Cash in Hand	Liabilities				
Funding structure	Nominal €'000	Average Life	Average Rating	Nominal €'000	Drawn Amount €'000	Facility Amount €'000	Average Life €'000	Legal Maturity	M-T-M Provisions
Eurocastle CDO II PLC	409,355	4.3	BBB	2,957	372,431	372,431	7.5	Dec 2060	No
Eurocastle CDO III PLC	730,023	4.4	BBB	2,374	704,250	704,250	7.5	Dec 2060	No
Eurocastle CDO IV PLC	158,008	4.7	BBB+	—	165,230	400,000	0.7	Aug 2008	No
Duncannon CRE CDO I PLC	758,228	4.5	BB	1,509	681,356	698,667	6.4	Jun 2047	No
Eurocastle Funding Limited (unlevered)	63,145	2.9	BB	—	—	—	—	—	—
Eurocastle Funding Limited (financed)*	74,074	3.5	B	—	59,260	59,260	0.3	Apr 2008	Yes
Total	**2,192,833**	**4.4**	**BBB-**	**6,840**	**1,982,527**	**2,234,608**	**6.3**	**—**	**—**

**The legal maturity of Eurocastle Funding Limited's liabilities is based on the weighted average maturity of all its liabilities.*

29 February 2008 (Pro Forma)	Assets			Cash in Hand	Liabilities				
Funding structure	Nominal €'000	Average Life	Average Rating	Nominal €'000	Drawn Amount €'000	Facility Amount €'000	Average Life €'000	Legal Maturity	M-T-M Provisions
Eurocastle CDO II PLC	404,079	4.1	BBB	6,835	372,431	372,431	7.3	Dec 2060	No
Eurocastle CDO III PLC	725,164	4.5	BBB	8,949	704,250	704,250	7.3	Dec 2060	No
Eurocastle CDO IV PLC	174,417	4.3	A-	—	127,671	127,671	1.8	Dec 2009	No
Duncannon CRE CDO I PLC	760,596	4.5	BB	11,105	694,567	698,667	6.2	Jun 2047	No
Eurocastle Funding Limited (unlevered)	30,736	2.8	B-	—	—	—	—	—	—
Eurocastle Funding Limited (financed)*	128,890	4.0	BB+	—	106,998	106,998	1.6	Sep 2009	No
Total	**2,223,882**	**4.3**	**BBB-**	**26,889**	**2,005,917**	**2,010,017**	**6.3**	**—**	**—**

**The legal maturity of Eurocastle Funding Limited's liabilities is based on the weighted average maturity of all its liabilities.*

Short-Term Financing for the Group

As at 31 December 2007, the Group had total borrowings of €770 million scheduled to mature within one year of the balance sheet, as shown below:

	€'000	Maturity
Loan financing the debt investment portfolio (CDO IV)	165,182	Aug 2008
Other loan financing the debt investment portfolio	59,260	Aug 2008
Loan financing the commercial property portfolio (Mars)	402,653	Jul 2008
Revolving credit facility	143,049	Oct 2008
	770,144	

Since the year end, loans drawn under facilities financing the debt investment portfolio for €59.3 million and €165.2 million have been extended to mature on 30 September 2009 and 1 December 2009, respectively. As described on page 10, the net proceeds from the sale of a property from the non-core portfolio subsequent to the year end have been used to pay down the loan financing part of the Mars portfolio to approximately €346 million. The Group is in advanced discussions to refinance this loan prior to its maturity in July 2008, as well as negotiating an extension to the revolving credit facility which matures in October 2008.

EUROCASTLE INVESTMENT LIMITED
2007 FINANCIAL REVIEW

FINANCIAL REVIEW

Income Statement Data

(in €'000, except per share data)	Year Ended 31 December 2007	Year Ended 31 December 2006
Interest income	144,697	95,970
Rental income	303,744	152,454
Service charge income	60,878	31,903
Real estate fund unit interest income	17,185	18,636
Increase in fair value of investment properties	35,004	78,119
Increase/(decrease) in fair value of real estate fund units	16,751	(3,054)
Interest expense	(281,414)	(150,282)
Other operating expenses	(67,890)	(26,023)
Service charge expense	(60,878)	(31,903)
Net profit before taxation	155,787	147,557
Net profit after taxation	134,915	143,819
Earnings per weighted average basic share	2.12	3.20
Earnings per weighted average diluted share	2.06	3.08

Balance Sheet Data

(in €'000, except per share data)	As at 31 December 2007	As at 31 December 2006
Cash and cash equivalents	146,707	122,699
Asset backed securities (includes cash to be invested)	1,488,837	1,481,661
Asset backed securities, pledged under repurchase agreements	—	78,646
Real estate loans	570,916	428,370
Real estate fund units	—	148,077
Investment property	5,171,086	3,308,872
Total assets	7,508,195	5,662,380
Debt obligations	5,859,058	3,966,328
Shareholders' equity	1,473,688	1,570,719
Net asset value per ordinary share	23.05	24.73

	Year Ended 31 December 2007	Year Ended 31 December 2006
Weighted average ordinary shares outstanding		
Basic	63,787,016	44,956,083
Diluted	65,569,559	46,760,626
Ordinary shares outstanding	63,927,634	63,519,083

FINANCIAL REVIEW

Funds from Operations (FFO)

One of the Group's key performance measures is FFO. FFO is an appropriate measure of the underlying operating performance of companies primarily involved in real estate, because it provides investors with information regarding the Group's ability to service debt and make capital expenditures.

(in €'000, except per share data)	**Year Ended 31 December 2007 €'000**	Year Ended 31 December 2006 €'000
Reconciliation of FFO to net profit after taxation		
Net profit after taxation	**134,915**	143,819
(Increase) in fair value of investment properties	**(35,004)**	(78,119)
(Increase)/decrease in fair value of interest rate swaps	**(13,262)**	425
Unrealised movements on currency swaps (net of translation (gains)/losses on related assets)*	**507**	—
(Increase)/decrease in fair value of real estate fund units	**(16,751)**	3,054
Realised gain on sale of real estate fund units	**19,632**	2,163
Realised gain on sale of investment properties	**76,868**	—
Deferred tax charge on investment properties	**19,381**	3,366
Funds from operations (FFO)	**186,286**	74,708
% Increase on prior year	**149.4%**	136.5%
FFO per weighted average basic share	**2.92**	1.66
FFO per weighted average diluted share	**2.84**	1.60

**During the year ended 31 December 2007, the Group recognised fair value gains on currency swaps that it had entered into to hedge certain debt investments denominated in Pounds Sterling and Swiss Francs (see Notes 9 and 14 of the consolidated financial statements for further details). In the table above, the fair value gains of the currency swaps have been netted against the translation losses on the related assets, and the resulting unrealised net loss of €507k has been excluded from FFO.*

FFO is used to compute incentive compensation to the Manager. FFO, as defined by Eurocastle, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties net of attributable deferred taxation, changes in the fair value of interest rate swaps that are taken to the income statement, unrealised movements on currency swaps (net of translation gains/losses of related assets)** and mark-to-market fluctuations in real estate fund units. The Group considers the realisation of gains and losses on its investments to be a normal part of its recurring operations and therefore does not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Eurocastle's calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

***Currency swaps and related items have been added to the list of FFO exclusions as these transactions were entered into for the first time in 2007 (see note above).*

In the year ended 31 December 2007, FFO increased by 149.4% to €186.3 million. The main components of this increase were increases in rental income, interest income and realised gains on the sale of assets. The increase in FFO was due to accretive growth, organic growth and gains on sale of assets. Accretive growth occurs by acquiring additional investments generating income above the expected cost of capital, whereas organic growth mainly comes from leasing up vacant space within the portfolio and controlling costs.

Dividends

The Group declared total dividends of €1.95 per share in respect of the year ended 31 December 2007, including a dividend of €0.30 per share declared on 27 March 2008. This represented an increase of 25.0% compared to the aggregated dividend per share of €1.56 per share for the year ended 31 December 2006.

Operating Profit Before Taxation

The table below illustrates the year on year growth of the Group's operating profit since 31 December 2006:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Operating profit before taxation	**155,787**	147,557
% Increase on previous year	**5.6%**	252.0%

Operating profit before taxation increased from €147.6 million to €155.8 million and includes realised net gains/losses on the sale of available-for-sale securities, as well as the fair value movements shown below:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Increase in fair value of investment properties	**35,004**	78,119
Increase/(decrease) in fair value of real estate fund units	**16,751**	(3,054)
Increase/(decrease) in fair value of interest rate swaps	**13,262**	(425)
(Decrease) in fair value of total return swaps	**—**	(150)
Total	**65,017**	74,490

Operating profit before taxation, excluding fair value movements described above, increased from €73.1 million in 2006 to €90.8 million in 2007, representing an increase of 24.2%.

Operating Income

The Group's operating income consists of rental and service charge income from German commercial property, interest income from debt investments, income from real estate fund units, gains/losses on sale of available-for-sale assets and fair value movements on investment properties, real estate fund units, interest rate swaps and total return swaps.

Operating income, excluding fair value movements is shown in the table below:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Interest income	**144,697**	95,970
Rental income	**303,744**	152,454
Service charge income	**60,878**	31,903
Real estate fund unit income	**17,185**	18,636
(Loss)/gain on disposal of asset backed securities, available-for-sale	**(1,084)**	314
Total	**525,420**	299,277

In the year ended 31 December 2007, operating income excluding fair value gains increased 75.6% to €525.4 million as compared to €299.3 million for the year ended 31 December 2006.

The increase in interest income during the year, was due mainly to an increase in the debt investment portfolio (asset backed securities and real estate related loans), and an increase in Euro and Sterling interest rates.

Rental income benefited from the acquisition of the Mars portfolio during the first quarter. The Group's sales of commercial property assets resulted in an overall gain of €55.0 million (€0.86 FFO per share) net of all transaction costs and incentive fees. The Group was able to partly compensate for the loss of rental income on asset sales by acquiring additional retail properties during the third and fourth quarters.

Real estate fund unit income decreased from €18.6 million to €17.2 million due to the sale of the real estate fund units in October 2007.

The Group's operating income, excluding fair value gains, has grown substantially year on year since it commenced operations which has in turn driven growth in operating profit before taxation and cash available for distribution. These increases were achieved through a combination of accretive growth and organic growth.

The Group expects to continue to grow through active asset management of the real estate portfolio. In the longer term, however, the performance of investments will depend upon market conditions, the competitive environment in which the Group operates, and the ability of the Group to identify and acquire appropriate investments.

The Group's commercial real estate in Germany benefits from leases indexed to the German consumer price index ("CPI"), as it is a common practice in the German real estate market. Substantially all of the leases in the Retail Portfolio are indexed to the German CPI with a rental adjustment being made once the index has moved 10% from a reference point level set on signing of each lease. The size of the adjustment is generally between 50% and 70% of the index movement depending on the tenant and form of the lease. The leases to Deutsche Bank within the Wave Portfolio, which account for 73% of the portfolio's revenue, are also indexed to German CPI. A movement of 5% in the index will result in a rent adjustment of 100% of such index movement.

The leases to Dresdner Bank within the Drive Portfolio have a fixed upwards rent adjustment of 1% in each year from 2008 to 2009 and thereafter from 2010, the rent adjustment is equal to the change in German CPI determined on an annual basis. Other leases, including the Bridge and Mars portfolios, are also indexed to the German CPI.

Operating Expenses

The Group's operating expenses have increased since it commenced operations, again reflecting the underlying growth in the size of its portfolio, and are detailed in the table below:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Interest expense	**281,414**	150,282
Losses on foreign currency contracts, translation and swaps	**1,995**	1,211
Service charge expenses	**60,878**	31,903
Property operating expenses	**22,473**	16,791
Other operating expenses	**67,890**	26,023
Total operating expenses	**434,650**	226,210
Operating income (excluding fair value movements)	**525,420**	299,277
Cost: Income ratio (excluding fair value movements)	**82.7%**	75.6%
Cost: Income ratio (excluding fair value movements, service charge income and expense, sale related costs and incentive fees)	**66.9%**	71.7%

A significant proportion of the Group's operating expenses represent interest expense (64.7% for the year ended 31 December 2007, against 66.4% as at 31 December 2006). Interest expense of the Group in the year ended 31 December 2007 amounted to €281.4 million compared to €150.3 million for the same period in 2006, an increase of 87.3%. The increase was primarily due to additional debt taken on to finance the commercial property acquisitions and debt investments completed during the year, as well as from increases in market interest rates.

Service charge expenses accounted for 14.0% of the Group's operating expenses (2006: 14.1%) and amounted to €60.9 million for 2007, compared to €31.9 million for 2006. The increase was mainly due to the growth in the commercial property portfolio during the year.

Corporation Tax

For the year ended 31 December 2007, corporation taxes totalled €20.9 million (2006: €3.7 million), comprising €19.4 million of deferred taxes and €1.5 million of current taxes.

The deferred tax includes temporary differences between the fair value and the German tax book value of all investment properties, except those within the Drive portfolio (which are exempt from corporation tax on all income generated and revaluation gains).

The Group has structured its investments in a tax efficient manner but changes in tax legislation in relevant jurisdictions (including Guernsey, Luxembourg, Ireland and Germany) could affect the Group's effective rate of taxation.

The average effective current tax rate for the year ended 31 December 2007 was 1.0% (2006: 0.3%).

The average effective total tax rate for the year ended 31 December 2007 was 13.4% (2006: 2.5%).

Cash Flow from Operations

The following summarizes the Group's cash flows for the years ended 31 December 2007 and 2006.

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Net cash inflow from operating activities	**132,931**	118,650
Net cash outflow from investing activities	**(1,950,640)**	(3,156,569)
Net cash inflow from financing activities	**1,841,717**	3,146,978
Net increase in cash and short-term deposits	**24,008**	109,059

The cash outflow from investing activities reflects the acquisition of additional German commercial real estate portfolios and net purchases of debt investments. The cash flow generated from financing activities reflects the increased bank borrowings and additional issuance of debt to finance the expansion of the Group's commercial property portfolio and debt investment portfolio. The Group's cash position at 31 December 2007 resulted in a positive balance of €146.7 million (2006: €122.7 million).

Total Assets

Total assets as at 31 December 2007 amounted to €7.5 billion, representing a 32.6% increase from €5.7 billion as at 31 December 2006. This primarily reflects the further acquisition of German property investments, debt investments partly off set by the sale of non-core real estate assets and real estate fund units.

As at 31 December 2006 real estate fund units amounted to €148.1 million and as at 31 December 2007 the Group has disposed the entire interest in real estate fund units.

Real Estate Investments

As at 31 December 2007, the Group's real estate portfolio comprised €5.2 billion of commercial property investments compared with €3.5 billion as at 31 December 2006. This represents an increase of 49.6% over the twelve month period. This net increase represents €2.4 billion of acquisition of real estate portfolio, €0.5 billion of non-core assets sales and €35.0 million of unrealised gain on revaluation of underlying assets.

Real Estate Fund Units

As at 31 December 2007, the Group had disposed of its entire holding of real estate fund units. In October 2007, 1,200 real estate fund units were sold and this resulted in a gain of €16.3 million, net of all transaction costs and incentive fees.

Debt Investments

As at 31 December 2007, the Group carried debt investments valued at €2.1 billion compared to €1.9 billion as at 31 December 2006. Of this, €1.5 billion represented asset backed securities as at 31 December 2007 (2006: €1.5 billion).

Asset backed securities are stated at market value. As at 31 December 2007, the fair value movement was a net loss of €129.2 million, compared to a net gain of €1.9 million in 2006. The decline in fair value during 2007 is primarily due to current market conditions in the financial market; however none of the asset backed securities were considered impaired as at 31 December 2007.

As at 31 December 2007, €571.0 million represented real estate related loans (an increase of 33.3% on the amount held as at 31 December 2006), this includes real estate related B notes and Mezzanine loans (2006: €428.4 million).

CDO Bonds Payable and Repurchase Agreements

As at 31 December 2007, the Group had an issue of €1.7 billion of CDO bonds payable (comprising bonds issued by Eurocastle CDO II, III and Duncannon) representing an increase of 44.0% on the amount of CDO bonds payable in issue at 31 December 2006 (€1.2 billion). This was a result of Eurocastle CDO III issuing further notes to finance the purchase of additional asset backed securities and the closing of Duncannon CRE CDO I, a collateralised debt obligation, to finance an €800 million portfolio of mezzanine loans, bank loans, B-Notes, CMBS, and other commercial real estate backed assets.

As at 31 December 2007, the Group had no repurchase agreements, a decrease of 100.0% as compared to 31 December 2006 (€75.5 million) primarily due to the sale of debt investments previously financed under repurchase agreements.

Bank Borrowings

As at 31 December 2007, the Group's bank borrowings had increased to €4.1 billion, compared to €2.7 billion as at 31 December 2006 reflecting principally the term financing of additional acquisitions of commercial property portfolios and real estate related loans.

RISKS

Interest Rate Risk

The Group's primary interest rate exposure relates to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the disposal of such assets.

The Group seeks to manage its interest rate exposure and consequently expects to suffer minimal changes in net profit as a result of changes in interest rates. The Group generally finances its core real estate portfolios with fixed rate loans for original terms ranging from 7 to 13 years, or where it takes out floating rate term loans, it enters into hedging instruments (such as interest rate swaps), to lock in a fixed rate for the duration of the loan.

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposure relates to its non-euro denominated portfolio of securities and loans. Changes in the currency exchange rates can adversely impact the fair values and earnings streams of the Group's non-euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) non-euro denominated financing; and (ii) rolling forward foreign exchange contacts to hedge its net non-euro equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate related loans, the foreign currency risk is covered through forward foreign currency exchange contracts and foreign currency swaps.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its investments.

The Group's real estate investment assets are based in Germany and are subject to general property market risks. These risks are assessed by the Group at the point of acquisition and are then monitored on an ongoing basis. External valuations by suitably qualified independent valuers of the Group's real estate assets are obtained during each financial year.

The Group's debt securities are predominantly floating rate, and as such are valued based on a market credit spread over Euribor, Libor and CHF benchmarks for euro and non-euro denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate, and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group minimises credit risk by actively monitoring its securities portfolio and the underlying credit quality of its holdings and where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. At 31 December 2007, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB-.

Liquidity and Capital Resources

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary sources of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and credit facilities, and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio in the forseeable future. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. The Group finances some of its debt investments with short-term bank facilities.

REPORT OF DIRECTORS

Incorporation

Eurocastle Investment Limited (the "Group") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003.

Activities

The principal activities of the Group include investing in, financing and management of high quality German commercial properties. In addition, the Group also invests in European real estate related debt which is complementary to its core business. The Group is externally managed by its manager (the "Manager"), an affiliate of Fortress Investment Group LLC, a global alternative asset manager with approximately US$33.2 billion of assets under management as of 31 December 2007. The Group has entered into a management agreement (the "Management Agreement") under which the Manager advises the Group on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Group's Board of Directors. The Group has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as defined in the Management Agreement. The Group has no ownership interest in the Manager.

Review of Business

The consolidated income statement for the year is set out on page 27. A review of the development and performance of the business has been set out in the letter to shareholders, business review and financial review. This includes an analysis of the performance and position of the business. Principal risks facing the business have been set out in the financial review.

Dividends

On 28 March 2008, the Board of Directors declared a fourth quarter dividend of €0.30 (2006: €0.43). The Board has determined that retaining a portion of its earnings is in the best long-term interests of the Company and its shareholders. The Board has also determined that going forward, the Company will pay any dividends declared on a semi-annual basis. The aggregate dividend for the year was €1.95 compared to €1.56 in 2006.

Management Agreement

The Independent Directors have reviewed the continued appointment of the Manager. In carrying out the review, the Independent Directors considered the past performance of the Group and the capability and resources of the Manager to deliver satisfactory investment performance. The Independent Directors also considered the length of notice period of the Management Agreement and the management and incentive fees payable to the Manager, together with the standard of the other services provided.

The Independent Directors conclude that the continued appointment of the Manager was in the best interest of the shareholders.

Directors

The Directors who held office during the year and subsequently were:

Wesley R. Edens
Randal A. Nardone
Keith Dorrian
Paolo Bassi
Simon Thornton
Udo Scheffel

Directors' Interests

The interests of the Directors in the ordinary shares of the Company as at 31 December 2007 were as follows:

	31 December 2007	31 December 2006
Paolo Bassi	**37,800**	36,800
Keith Dorrian	**4,000**	3,000
Wesley R. Edens*	**50,000**	50,000
Randal A. Nardone*	**20,000**	20,000
Udo Scheffel	**1,000**	—
Simon Thornton	**1,000**	—

**Wesley R. Edens and Randal A. Nardone are members of Fortress Operating Entity II LP which is the registered holder of 1,005,000 Shares and as a result of this relationship Wesley R. Edens and Randal A. Nardone are interested in the shares owned by this entity or in some of such shares.*

Substantial Shareholdings

As at 28 April 2008, the Group had notification that the following shareholders had an interest in 3% or more of Eurocastle Investment Limited's share capital:

	% Holdings
Nederlands Centraal Instituut Voor Giraal Effectenverkeer BV*	66.30%
Goldman Sachs Securities (Nominees) Limited	13.76%
Euroclear Nominees Limited	5.60%
Fortress Investment Fund III L.P.	4.74%
Fortress Investment Fund III (Fund B) L.P.	4.06%

**Nederlands Centraal Instituut Voor Giraal Effectenverkeer BV is the Dutch central securities depositary (otherwise known as Euroclear Netherlands).*

Auditors

Ernst & Young LLP were re-appointed during the period. Ernst & Young LLP have expressed their willingness to continue in office.

Annual General Meeting

The AGM of Eurocastle Investment Limited will be held on 4 June 2008 in Guernsey at the registered office.

Registered Office

International Administration (Guernsey) Limited
Regency Court
Glategny Esplanade
St. Peter Port, Guernsey, GY1 1WW

On behalf of the Board

Wesley R. Edens
Date: 30 April 2008

Statement of Directors' Responsibility in Respect of the Financial Statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with Companies (Guernsey) Law 1994 and International Financial Reporting Standards.

The Directors are required to prepare financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Present information, including accounting policies, in a manner that provides relevant, reliable comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and
- State that the company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the financial statements comply with the Companies (Guernsey) Law 1994.

They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT

To the members of Eurocastle Investment Limited

We have audited the consolidated financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2007 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity, and the related notes 1 to 33. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state them in an auditor's report and for no other purpose. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable Guernsey law and International Financial Reporting Standards (IFRS) are set out in the Statement of Directors' Responsibilities in respect of the financial statements.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have received all the information and explanations we require for our audit, or if the information specified by law or the listing rules.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Director's Report and Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view, in accordance with International Financial Reporting Standards, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended; and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP

Ernst & Young LLP
Registered auditor
London
Date: 30 April 2008

CONSOLIDATED INCOME STATEMENT

	Notes	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Operating income			
Interest income	3	**144,697**	95,970
Rental income	4	**303,744**	152,454
Service charge income	5	**60,878**	31,903
Real estate fund unit interest income		**17,185**	18,636
(Loss)/gain on disposal of asset backed securities, available-for-sale		**(1,084)**	314
Increase in fair value of investment properties	8,16	**35,004**	78,119
Increase/(decrease) in fair value of real estate fund units	15	**16,751**	(3,054)
Increase/(decrease) in fair value of interest rate swaps		**13,262**	(425)
Decrease in fair value of total return swaps		**—**	(150)
Total operating income		**590,437**	373,767
Operating expenses			
Interest expense	6	**281,414**	150,282
Losses on foreign currency contracts, translation and swaps	9	**1,995**	1,211
Service charge expenses	5	**60,878**	31,903
Property operating expenses	4	**22,473**	16,791
Other operating expenses	7	**67,890**	26,023
Total operating expenses		**434,650**	226,210
Operating profit before taxation		**155,787**	147,557
Taxation expense—current	8	**1,491**	372
Taxation expense—deferred	8	**19,381**	3,366
Net profit after taxation		**134,915**	143,819
Earnings per ordinary share			
Basic	23	**2.12**	3.20
Diluted	23	**2.06**	3.08
Weighted average ordinary shares outstanding			
Basic	23	**63,787,016**	44,956,083
Diluted	23	**65,569,559**	46,760,626

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

	Notes	31 December 2007 €'000	31 December 2006 €'000
Assets			
Cash and cash equivalents	10	**146,707**	122,699
Other assets	13	**81,988**	69,537
Asset backed securities, available-for-sale (includes cash to be invested)	11	**1,488,837**	1,481,661
Asset backed securities, pledged under repurchase agreements	11	**—**	78,646
Real estate related loans	12	**570,916**	428,370
Real estate fund units	15	**—**	148,077
Fixtures and fittings	18	**754**	—
Derivative assets	14	**44,839**	22,690
Investment property	16	**5,171,086**	3,308,872
Intangible assets	17	**3,068**	1,828
Total assets		**7,508,195**	5,662,380
Equity and liabilities			
Capital and reserves			
Issued capital, no par value, unlimited number of shares authorised	24	**1,446,172**	1,439,517
Accumulated profit		**109,082**	88,458
Net unrealised (loss)/gain on asset backed securities, available-for-sale	11	**(129,221)**	1,882
Hedging reserve	25	**30,335**	23,542
Other reserves	24	**17,320**	17,320
Total shareholders' equity		**1,473,688**	1,570,719
Minority interest		**6**	6
Total equity		**1,473,694**	1,570,725
Liabilities			
Trade and other payables	22	**121,846**	93,299
CDO bonds payable	19	**1,742,746**	1,210,275
Bank borrowings	20	**4,116,312**	2,680,563
Repurchase agreements	21	**—**	75,490
Derivative liabilities		**—**	212
Finance lease payable	16	**26,709**	25,800
Current taxation payable	8	**2,030**	539
Deferred taxation liability	8	**24,858**	5,477
Total liabilities		**6,034,501**	4,091,655
Total equity and liabilities		**7,508,195**	5,662,380

See notes to the consolidated financial statements.

The accounts were approved by the Board of directors on 30 April 2008 and signed on its behalf by:

Wesley R. Edens
Chairman

Simon J. Thornton
Director

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Cash flows from operating activities		
Operating profit before taxation	**155,787**	147,557
Adjustments for:		
Interest income	**(144,697)**	(95,970)
Interest expense	**281,414**	150,282
Unrealised loss on foreign currency contracts	**1,995**	1,211
Amortisation of (discounts)/premiums on securities	**(1,018)**	434
Amortisation of borrowing costs	**12,188**	3,458
Realised loss/(gain) on disposal of asset backed securities, available-for-sale	**1,084**	(887)
Shares granted to directors	**98**	172
Amortisation of intangibles	**593**	144
Depreciation	**63**	
(Increase)/decrease in fair value of real estate fund units	**(16,751)**	3,054
(Increase) in fair value of investment properties	**(35,004)**	(78,119)
Decrease in fair value of total return swap	**—**	150
(Increase)/decrease in fair value of interest rate swap	**(13,262)**	425
Decrease/(increase) in other assets	**6,361**	(11,835)
Interest received	**137,323**	98,061
Increase in trade and other payables	**14,032**	32,909
Interest paid	**(267,275)**	(134,366)
Net cash flows from operating activities	**132,931**	118,650
Cash flows from investing activities		
Purchase of investment property	**(2,367,085)**	(2,744,365)
Proceeds from disposal of investment properties	**528,749**	—
Minority interest movement	**—**	4
Proceeds on sale of available-for-sales securities	**365,725**	245,049
Purchase of asset backed securities, available-for-sale	**(554,219)**	(389,829)
Sale of securities pledged under repurchase agreements	**78,646**	65,398
Purchase of securities pledged under repurchase agreements	**—**	(34,135)
Purchase of real estate related loans	**(301,462)**	(427,635)
Sale of real estate related loans	**136,417**	91,914
Proceeds of disposal of real estate fund units	**164,475**	38,460
Return of capital of real estate fund units	**764**	—
Purchase of fixtures and fittings	**(817)**	—
Purchase of intangible assets	**(1,833)**	(1,430)
Net cash flows from investing activities	**(1,950,640)**	(3,156,569)
Cash flows from financing activities		
Proceeds of issuance of ordinary shares	**6,916**	1,195,401
Costs related to issuance of ordinary shares	**(359)**	(26,557)
Proceeds from issuance of bonds	**923,106**	235,458
Costs related to issuance of bonds	**(9,245)**	(1,970)
Borrowings under repurchase agreements	**—**	33,215
Repayments under repurchasing agreements	**(75,490)**	(61,267)
Repayments of bonds issued	**(351,000)**	—
Increase of bank borrowings	**1,462,080**	1,846,501
Dividends paid to shareholders	**(114,291)**	(73,803)
Net cash flows from financing activities	**1,841,717**	3,146,978
Net increase in cash and cash equivalents	**24,008**	109,059
Cash and cash equivalents, beginning of period	**122,699**	13,640
Cash and cash equivalents, end of period	**146,707**	122,699

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to Equity Holders of the Group							
	Ordinary Shares Number	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/(Losses) €'000	Hedging Reserves €'000	Accumulated Profit €'000	Minority Interest €'000	Total Equity €'000
At 1 January 2006	24,209,670	286,801	1,020	4,703	(12,100)	18,442	2	298,868
Net unrealised loss on available-for-sale securities	—	—	—	(2,850)	—	—	—	(2,850)
Issuance of shares	39,232,267	1,194,690	—	—	—	—	—	1,194,690
Costs related to issue of shares	—	(26,557)	—	—	—	—	—	(26,557)
Share options exercised—June 2006	71,146	711	—	—	—	—	—	711
Issuance of ordinary shares to Directors	6,000	172	—	—	—	—	—	172
Realised losses reclassified to the income statement*	—	—	—	29	—	—	—	29
Net unrealised gain on hedge instruments	—	—	—	—	35,051	—	—	35,051
Amortisation of novated swap	—	—	—	—	591	—	—	591
Cost related to issue of options on follow on share issue	—	(16,300)	16,300	—	—	—	—	—
Movement in minority interest	—	—	—	—	—	—	4	4
Net gains not recognised in the income statement	—	—	17,320	1,882	23,542	—	6	42,750
Net profit for the year	—	—	—	—	—	143,819	—	143,819
Total income and expense for the year	—	—	16,300	(2,821)	35,642	143,819	—	192,940
Dividends paid	—	—	—	—	—	(73,803)	—	(73,803)
At 31 December 2006	63,519,083	1,439,517	17,320	1,882	23,542	88,458	6	1,570,725
At 1 January 2007	**63,519,083**	**1,439,517**	**17,320**	**1,882**	**23,542**	**88,458**	**6**	**1,570,725**
Net unrealised loss on available-for-sale securities	—	—	—	**(131,340)**	—	—	—	**(131,340)**
Share options exercised	**404,551**	**6,916**	—	—	—	—	—	**6,916**
Shares issued to Directors	**4,000**	**98**	—	—	—	—	—	**98**
Additional costs related to December 2006 share issue	—	**(359)**	—	—	—	—	—	**(359)**
Realised losses reclassified to the income statement*	—	—	—	**237**	—	—	—	**237**
Net unrealised gain on hedge instruments	—	—	—	—	**5,052**	—	—	**5,052**
Realised gains on hedge instruments reclassified to the income statement**	—	—	—	—	**4,850**	—	—	**4,850**
Amortisation of novated swaps	—	—	—	—	**(3,109)**	—	—	**(3,109)**
Net gains not recognised in the income statement	—	—	—	**(129,221)**	**30,335**	—	—	**(98,886)**
Net profit for the year	—	—	—	—	—	**134,915**	—	**134,915**
Total income and expense for the year	—	—	—	**(131,103)**	**6,793**	**134,915**	—	**10,605**
Dividends paid	—	—	—	—	—	**(114,291)**	—	**(114,291)**
At 31 December 2007	**63,927,634**	**1,446,172**	**17,320**	**(129,221)**	**30,335**	**109,082**	**6**	**1,473,694**

**Realised losses are reclassified to the gain/(loss) on disposal of asset backed securities, available-for-sale in the income statement.*

***Realised gains on gains on hedge instruments are reclassified to the interest expense in the income statement.*

See notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Group") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a euro denominated Guernsey closed-end investment company listed on Euronext Amsterdam (formerly listed on the London Stock Exchange) and on 20 June 2007 was admitted to trading on the Amtlicher Markt (Official Market) and the Official Market sub-segment of the Frankfurt Stock Exchange. The activities of the Group include the investing in, financing and managing of European real estate assets and European real estate related debt.

The Group is externally managed by its Manager, FIG LLC (the "Manager"). The Group has entered into a management agreement (the "Management Agreement") under which the Manager advises the Group on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Group's Board of Directors. For its services, the Manager receives an annual management fee and incentive compensation (as well as reimbursement for expenses, including expenses of certain employees providing property/asset management and finance services), as described in the Management Agreement. The Group has no ownership interest in the Manager.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2006 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the parent company, because the Group conducts its business predominantly in euros.

Critical Accounting Judgements and Estimates

The preparation of these financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on the Manager's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

(i) Impairment of available-for-sale investments and real estate related loans

The Group assesses on a regular basis whether there is any objective evidence of impairment in respect of the available-for-sale investments and real estate related loan portfolios. In determining whether objective evidence of impairment exists, the Group makes judgements as to whether there is any observable data indicating that there is a measurable decrease in the estimated future cash flows. This evidence may include observable significant financial difficulty of the issuer or obligor, defaults or breaches of contract, the probability of the borrower entering bankruptcy or other financial reorganisation, adverse changes in the payment status of the borrowers in a group or external events that would imply a high probability of default and loss.

(ii) Valuation of available-for-sale investments

Available-for-sale investments are stated at fair value. The fair value is based on dealer price quotations.

(iii) Valuation of investment properties

Investment properties are stated at fair value, which has been determined based on valuations performed by external valuers. The main factors the valuers consider when determining a fair valuation are the following: passing rent, void periods, and relettability and marketability of properties.

(iv) Fair values of derivatives

The fair values of derivatives are determined by using valuation techniques. Where valuation techniques including models are used to determine fair values, they are validated and periodically reviewed by qualified personnel. All models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical models use only observable data, however, areas such as credit risk (both own and counter party) and volatilities require management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2007. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred from the Group.

At 31 December 2007, the Group's subsidiaries consisted of a number of subsidiaries in Ireland, Luxembourg and Germany.

Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III"), Eurocastle CDO IV PLC ("CDO IV"), Duncannon CRE CDO I PLC (Duncannon) and FECO SUB SPV PLC (Feco) are all limited companies incorporated in Ireland. The ordinary share capital of these vehicles is held by outside parties and the Group has no voting rights. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation—Special Purpose Entities, the Group consolidates EFL, CDO I, CDO II, CDO III, CDO IV, Duncannon and FECO as it retains control over these entities and retains the residual risks of ownership of these entities.

The Group owns either directly or indirectly a 100% equity interest in a number of significant operating subsidiaries in Luxembourg, Germany and Ireland, as disclosed in Note 31, which are consolidated into these financial statements.

Eurocastle's investment in real estate fund units were held by Finial Sàrl ("FIP"), a Luxembourg limited company, which is 100% owned by Luxgate Sàrl. The Group owns 100% of Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities classified at fair value through profit or loss include those designated as such in initial recognition, including total return swaps, interest rate swaps, foreign currency swaps and forward foreign exchange contracts that are not designated as effective hedging instruments, and financial assets held for trading including real estate fund units.*

Available-for-sale assets, including restricted cash balances, are financial assets that are not classified as instruments held at fair value through the income statement, loans and advances, or held to maturity.

Recognition

The Group recognises financial assets that are classified as held at fair value through the income statement and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date, any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Group becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets or liabilities that are not measured at fair value through profit or loss are included in the carrying amount.

Subsequent to initial recognition all instruments that are classified as held at fair value through the consolidated income statement and available-for-sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Real Estate Related Loans (Loans and Receivables)

Loans and receivables are non-derivate financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit and loss or available-for-sale. Such assets are carried at amortised cost, using the effective interest method if the time value of money is significant. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

**The carrying value of financial assets classified at fair value through the income statement are disclosed in Notes 14 and 15.*

*Interest-Bearing Loans and Borrowings (Financial Liabilities Measured at Amortised Cost)**

All loans and borrowings, including the Group's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Interest Income and Interest Expense

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense includes the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fair Value Measurement Principles

The fair value of a financial instrument is based on its quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is calculated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, expected future cash flows are based on the Manager's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is calculated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and Losses on Subsequent Measurement

Gains and losses arising from a change in the fair value of instruments that are classified as held at fair value through the income statement are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the related cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition of Financial Assets and Liabilities

Financial Assets

A financial asset is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred the control of the asset.

Where the Group has transferred its right to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

**The carrying value of financial liabilities measured at amortised cost are disclosed in Notes 19 and 20.*

Financial Liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability and the difference in the respective carrying amounts is recognised in the income statement.

Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the calculated future cash flows of the financial asset or group of financial assets that can be reliably measured.

If objective evidence of impairment exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement, is removed from equity and recognised in the income statement.

Subsequent increases in the fair values of both debt instruments classified as available-for-sale and financial assets measured at amortised cost, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge Accounting

Hedge accounting is only used where, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and it meets the Group's risk management objective strategy for undertaking the hedge. Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand, short-term deposits and restricted cash with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, cash held by the trustees of securitisation vehicles as a reserve for future trustee expenses and cash held as part of the minimum liquidity requirement by property funds. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment properties are measured initially at cost, including transaction costs, and recognised when the customary conditions precedent under the relevant purchase agreement have been satisfied and the purchase price is paid to the vendor. The cost of replacing part of an existing investment property is included in the carrying amount when the cost is incurred, if the recognition criteria are met. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise. Tenant incentives and leasing commissions are held as other assets and are amortised over the life of the lease.

Investment properties are derecognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of retirement or disposal.

Properties that meet the definition of investment property held under operating leases are accounted for as investment property. In such cases the operating leases are accounted for as if they were finance leases with an associated liability representing the present value of future minimum lease payments included in finance lease liabilities on the balance sheet.

Leases

The determination of whether an arrangement is, or contains, a finance lease, is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and the reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement as they arise.

Other leases are classified as operating leases and the expenses are taken on a straight line basis over the lease term, unless they relate to properties that meet the definition of investment property (see above).

Rental income arising from operating leases on investment properties is recognised on a straight-line basis over the lease term. Incentives given to enter into lease agreements are spread evenly over the lease term as a reduction of rental expense, even if the payments are not made on such a basis.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognised in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Intangible Assets

Software costs and software development costs are capitalised when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. These software costs are recognised in the consolidated income statement through amortisation of the capitalised software costs on a straight line basis over their expected useful life of 5 years.

Fixtures and Fittings

Fixtures and Fittings are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Fixtures and fittings are depreciated on a straight line basis over their expected useful life of 5 years.

Minority Interests

Minority interests represent interests held by outside parties in the Group's consolidated subsidiaries.

Revenue

The Group considers revenue to comprise interest income and rental income as its principal business is investing in, financing and management of European real estate and other asset backed securities and other real estate related assets.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Service Charges

The Group acts as a principal bearing the risk of under recovering of service costs from its tenants. The service charge income earned from the tenants and the service costs incurred are shown separately in the consolidated income statement.

Service Income

Service income represents service costs recoverable from tenants and is recognised on the basis of services being provided.

Service Costs

Service costs represent service contracts entered into for the operation of the property, relating to lettable space for which it has been agreed with tenants to recover these amounts and are recognised on an accruals basis.

Property Expenses

Property expenses are expenses that are incurred on the property portfolio that are not able to be recovered from tenants or relate to vacant space. Property expenses are recognised on an accruals basis in the consolidated income statement.

Deferred Taxation

Deferred income tax is provided in full, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax is recognised for all temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements, with the following exceptions:

- where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and
- deferred income tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences, carried forward tax credits or tax losses can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity is recognised in equity and not in the income statement.

Foreign Currency Translation

The presentation currency of the Group and functional currency of the company and its subsidiaries is the Euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. The fair value is calculated by reference to an option pricing model. The fair value of the share options granted in relation to capital raises has been fully recognised (vested) on the date of grant as a cost relating to the issue of shares with a corresponding increase to other reserves.

Shares granted to Directors are recognised in the income statement over the period that the services are received.

Comparatives

Certain comparative figures have been reclassified (realised gain on sale of real estate fund units are now disclosed in movement in fair value of real estate fund units, and only those expenses that are charged to tenants are recognised as service charge expenses, with the remaining costs recognised in property operating expenses) to provide better understanding of the Group's financial performance and conform with the presentation adopted in these financial statements.

International Financial Reporting Standards to be Adopted in 2008 and Later

IAS 1 Amendment—Presentation of Financial Statements and IFRS 8—Operating Segments.

Upon adoption of IAS 1 Amendment, the Group will have to present a statement of comprehensive income, which will combine all items of income and expense recognised the profit and loss together with 'other comprehensive income'.

Upon adoption of IFRS 8, the Group will have to adopt a full management approach to identify and measure the result of reportable operating segments and report information on the basis of that which management uses to internally evaluate the performance of operating segments.

3. INTEREST INCOME

Interest income for the year ended 31 December 2007 of €144.7 million (31 December 2006: €96.0 million), is primarily interest income earned on the asset backed securities, available-for-sale and asset backed securities pledged under repurchase agreements and real estate loans. Interest income for the year ended 31 December 2007 includes interest calculated using the effective interest method of €135.6 million (31 December 2006: €87.9 million).

Real estate fund unit income for the year ended 31 December 2007 of €17.2 million (31 December 2006: €18.6 million) relates to the income arising from the Group's investment in the real estate fund unit as disclosed in Note 15.

4. RENTAL INCOME AND PROPERTY OPERATING EXPENSES

Rental income for the year ended 31 December 2007 of €303.7 million (31 December 2006: €152.5 million) represents rental income earned on investment properties.

Property operating expenses, including repairs and maintenance, arising from investment properties that generated rental income for the year ended 31 December 2007 were €22.5 million (31 December 2006: €16.8 million).

5. SERVICE CHARGE INCOME AND EXPENSE

Service charge income for the year ended 31 December 2007 of €60.9 million (31 December 2006: €31.9 million) represents the service costs recoverable from tenants.

Service charge expense for the year ended 31 December 2007 of €60.9 million (31 December 2006: €31.9 million) represents the costs of operating the properties, that are recoverable from tenants.

6. INTEREST EXPENSE

Interest expense for the year ended 31 December 2007 of €281.4 million (31 December 2006: €150.3 million) comprises interest expense incurred on the CDO bonds payable, bank borrowings and repurchase agreements. Interest expense is calculated using the effective interest method.

Interest expense for the year ended 31 December 2007 includes €2.2 million of up front financing costs written off due to the closure of CDO I, €7.3 million of gains on the closure of swaps relating to the sale of non-core assets in the Drive portfolio, €2.0 million gains on the refinancing of the Wave portfolio, €5.3 million of gains on the closure of a swap relating to the sale of the real estate fund units, and €1.7 million of gains relating to the closure of additional swaps.

7. OTHER OPERATING EXPENSES

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Professional fees*	**12,668**	5,764
Management fees (Note 29)	**21,922**	12,191
Incentive fees (Note 29)	**22,162**	2,717
Depreciation	**63**	—
Amortisation of intangible assets	**593**	144
Other**	**10,482**	5,207
	67,890	26,023

**Professional fees for the year ended 31 December 2007 includes €9.9 million of fees in relation to the sale of non-core assets (31 December 2006: nil).*

***Included within other operating expenses for the year ended 31 December 2007 are reimbursement of property related asset management services of €7.0 million (31 December 2006: €3.9 million) to FIG LLC (See Note 29).*

8. TAXATION EXPENSE

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Current tax		
Germany	**1,740**	9
Luxembourg	**(249)**	363
Total current tax	**1,491**	372
Deferred tax		
Germany	**19,381**	3,366
Total deferred tax	**19,381**	3,366
Total tax expense	**20,872**	3,738

Reconciliation of the Total Tax Expense

The Group is exempt from Guernsey income tax. The tax expense in the consolidated income statement for the period is higher than Group's Guernsey income tax rate of 0%. The difference is reconciled below:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Net profit before taxation	**155,787**	147,557
Tax on ordinary activities based on Guernsey tax of 0% (2006: 0%)	**—**	—
Overseas taxation—Germany	**21,121**	3,375
Overseas taxation—Luxembourg	**(249)**	363
Total tax expense*	**20,872**	3,738

**The average effective current tax rate for the year ended 31 December 2007 was 1.0% (31 December 2006: 0.3%). The average effective total tax rate for the year ended 31 December 2007 was 13.4% (31 December 2006: 2.5%).*

Analysis of deferred tax:

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Tax losses carried forward	**(3,000)**	(713)
Temporary differences		
Loan expense	**274**	472
Tenant improvements and leasing commissions	**727**	208
Accelerated capital allowance	**3,490**	3,516
Revaluation of investment properties*	**19,241**	(167)
Acquisition expense	**(244)**	65
Capital expenditure	**992**	—
Other	**92**	(15)
Change in tax rate**	**(2,191)**	—
Deferred tax expense	**19,381**	3,366

**This represents deferred tax on the difference between the fair value and the German tax book value of the investment properties, except the Drive portfolio. The increase in the fair value gain during 2007 has resulted in higher deferred tax in the current period compared with the year ended 31 December 2006. The Group's investment in the underlying properties in relation to the Drive portfolio is by way of units in an open ended real estate fund. No corporation tax is due on income generated or revaluation gains from its investment in the Drive portfolio.*

***On 6 July 2007, the German corporate tax rate was reduced from 26.375% to 15.825%, effective from 1 January 2008. As the change has been approved by the Bundesrat and takes effect from 1 January 2008, the deferred tax liability has been calculated using the new tax rate.*

Deferred tax on revaluation of investment properties:

Portfolio	**Year Ended 31 December 2007 (Decrease)/Increase in Fair Value €'000**	**Year Ended 31 December 2007 Deferred Tax €'000**	Year Ended 31 December 2006 Increase/(Decrease) in Fair Value €'000	Year Ended 31 December 2006 Deferred Tax €'000
Mars*	**(62,194)**	**5,020**	—	—
Drive	**9,027**	**—**	79,439	—
Wave	**49,143**	**6,818**	5,548	1,573
Zama	**(686)**	**—**	—	—
Bridge	**25,962**	**4,635**	(5,766)	(1,517)
Retail	**13,752**	**2,768**	(1,102)	(223)
	35,004	**19,241**	78,119	(167)

**The Mars portfolio consists of 39 entities, each holding investment properties. Deferred tax represents the tax on the valuation gains at the individual entity level.*

Movement in taxation liability:

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Opening tax payable	**6,016**	2,278
Tax paid	**—**	—
Tax expense for the period	**20,872**	3,738
Closing taxation payable	**26,888**	6,016
Split between:		
Current tax	**2,030**	539
Deferred tax	**24,858**	5,477
Closing taxation payable	**26,888**	6,016

The taxation expense for the year ended 31 December 2007 relates to the Group's Luxembourg and German subsidiary companies. The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The Group's subsidiaries, EFL, CDO I, CDO II, CDO III, CDO IV, Duncannon and Feco, are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Group's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from their investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the year ended 31 December 2007 includes a provision relating to these subsidiaries.

The Group's subsidiaries Bastion, Belfry, Truss, Bridge, Turret, Mars, Zama, Tannenberg and Superstella are also subject to German income tax on rental income net of interest and other expense deductions on a cash basis.

The Group's investment in the underlying properties in relation to the Drive portfolio and the Real Estate Fund Units is by way of units in an open-ended real estate fund. No corporation tax is due on income generated or revaluation gains from its investment in these units.

The Group's Luxembourg subsidiaries are subject to Luxembourg tax on the net income earned within these subsidiaries.

9. LOSSES ON FOREIGN CURRENCY CONTRACTS, TRANSLATION AND SWAPS

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Fair value movements on currency swaps	**23,274**	—
Foreign currency translation loss on assets subject to currency swap	**(23,781)**	—
Sub-total	**(507)**	—
Other currency losses	**(1,488)**	(1,211)
Total currency losses	**(1,995)**	(1,211)

**The foreign currency swap is disclosed in Note 14.3.*

10. CASH AND CASH EQUIVALENTS

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Cash in hand and balances with banks	**105,468**	77,613
ECTGPROP1 liquidity requirement	**41,239**	45,086
Cash and cash equivalents	**146,707**	122,699

There is a minimum liquidity requirement of 5% of the value of ECTGPROP1 (formerly known as Dresdner Grund-Fonds), the subsidiary through which the Drive portfolio is held, in accordance with German Investment Companies Act requirements. At 31 December 2007, the liquidity requirement of 5% has been invested in cash and high grade debt securities of short duration.

11. ASSET BACKED SECURITIES, AVAILABLE-FOR-SALE

The following is a summary of the Group's asset backed securities, available-for-sale at 31 December 2007:

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average: Average Rating*	Weighted Average: Coupon	Weighted Average: Margin	Weighted Average: Maturity (Years)
Portfolio II									
CMBS	246,323	244,677	88	(19,303)	225,462	BBB+	5.79%	1.27%	4.76
Other ABS	145,994	146,087	23	(11,425)	134,685	BBB	6.02%	1.20%	3.51
	392,317	390,764	111	(30,728)	360,147	BBB	5.88%	1.24%	4.29
Portfolio III									
CMBS	248,896	247,672	14	(21,758)	225,928	BBB+	5.91%	1.45%	6.00
Other ABS	471,431	468,712	259	(42,109)	426,862	BBB	6.14%	1.56%	3.56
	720,327	716,384	273	(63,867)	652,790	BBB	6.06%	1.52%	4.40
Portfolio IV									
CMBS	101,851	100,318	525	(4,238)	96,605	A+	5.22%	0.91%	4.92
Other ABS	25,671	25,639	—	(2,264)	23,375	BBB+	6.17%	2.47%	4.91
	127,522	125,957	525	(6,502)	119,980	A	5.41%	1.23%	4.91
Portfolio V									
CMBS	320,887	320,263	—	(23,906)	296,357	BBB+	6.08%	1.48%	4.41
Other ABS	42,589	42,615	—	(5,119)	37,496	BBB	5.80%	1.03%	5.30
	363,476	362,878	—	(29,025)	333,853	BBB+	6.05%	1.42%	4.51
Other securities									
CMBS	—	—	—	—	—	—	—	—	—
Other ABS	15,235	15,235	—	(8)	15,227	AAA	5.67%	0.90%	0.16
	15,235	15,235	—	(8)	15,227	AAA	5.67%	0.90%	0.16
Total portfolio	1,618,877	1,611,218	909	(130,130)	1,481,997	BBB+	5.96%	1.40%	4.40
Restricted cash—cash to be invested					6,840				
Total asset backed securities (including cash to be invested)					1,488,837				

**Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security.*
CMBS—Commercial Mortgage Backed Securities.
Other ABS—Other Asset Backed Securities.

The securities within Portfolio II, III and V are encumbered by CDO securitisations (Note 19).

The following is a summary of the Group's asset backed securities, available-for-sale at 31 December 2006.

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised Gains €'000	Gross Unrealised Losses €'000	Carrying Value €'000	Weighted Average Average Rating*	Weighted Average Coupon	Weighted Average Margin	Weighted Average Maturity (Years)
Portfolio I									
CMBS	140,407	140,391	687	(71)	141,007	BBB	5.19%	1.58%	3.83
Other ABS	259,885	260,404	1,329	(356)	261,377	BBB	5.46%	1.82%	4.25
	400,292	400,795	2,016	(427)	402,384	BBB	5.37%	1.74%	4.10
Portfolio II									
CMBS	222,651	222,738	364	(252)	222,850	BBB	4.98%	1.39%	5.34
Other ABS	199,197	199,581	316	(376)	199,521	BBB	4.98%	1.29%	4.32
	421,848	422,319	680	(628)	422,371	BBB	4.98%	1.34%	4.86
Portfolio III									
CMBS	244,209	244,307	564	(303)	244,568	BBB	5.58%	1.96%	5.25
Other ABS	227,747	227,883	549	(186)	228,246	BBB	5.09%	1.39%	3.86
	471,956	472,190	1,113	(489)	472,814	BBB	5.34%	1.69%	4.58
Portfolio IV									
CMBS	99,477	99,223	334	(57)	99,500	BBB	4.88%	1.63%	3.45
Other ABS	64,583	64,564	35	(715)	63,884	BBB	5.15%	1.70%	5.25
	164,060	163,787	369	(772)	163,384	BBB	4.99%	1.66%	4.16
Other securities									
CMBS	34,126	34,126	20	—	34,146	AA+	4.02%	0.37%	8.03
Other ABS	44,500	44,500	—	—	44,500	AAA	4.74%	0.90%	0.73
	78,626	78,626	20	—	78,646	AAA	4.42%	0.67%	3.90
	1,536,782	1,537,717	4,198	(2,316)	1,539,599	BBB	5.16%	1.55%	4.45
Restricted cash—cash to be invested					20,708				
Total asset backed securities (including cash to be invested)					1,560,307				

**Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security.*
CMBS—Commercial Mortgage Backed Securities.
Other ABS—Other Asset Backed Securities.

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 19).

No asset backed securities, available-for-sale (31 December 2006: €78.7 million) have been pledged to third parties in sale and repurchase agreements as at 31 December 2007. These securities have been reclassified as pledged securities as follows:

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Asset backed securities, available-for-sale (includes cash to be invested)	**1,488,837**	1,481,661
Asset backed securities pledged under repurchase agreements	**—**	78,646
Total asset backed securities	**1,488,837**	1,560,307

Cumulative net unrealised (losses)/gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Unrealised gains	**909**	4,198
Unrealised losses	**(130,130)**	(2,316)
	(129,221)	1,882

12. REAL ESTATE RELATED LOANS

The following is a summary of the Group's real estate loans as at 31 December 2007:

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised		Carrying Value €'000	Weighted Average			
			Gains €'000	Losses €'000		Average Rating**	Coupon	Margin	Maturity (Years)
Real estate loans	**573,956**	**570,916**	**—**	**—**	**570,916**	**B***	**7.29%**	**2.89%**	**4.27**

**100% of the Real Estate loan portfolio has ratings based on the minimum public or private ratings obtained from Fitch, Moody's or Standard & Poor's (S&P) ratings*

***Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security.*

As at 31 December 2006:

	Current Face Amount €'000	Amortised Cost Basis €'000	Gross Unrealised		Carrying Value €'000	Weighted Average			
			Gains €'000	Losses €'000		Average Rating**	Coupon	Margin	Maturity (Years)
Real estate loans	430,988	428,370	—	—	428,370	B+*	6.38%	2.88%	4.78

**57% of the Real Estate loan portfolio has ratings based on the minimum public or private ratings obtained from Fitch, Moody's or Standard & Poor's (S&P) ratings. 43% of the Real Estate loans have been assigned an internal credit rating in anticipation of a formal rating, which is currently being sought from S&P, Fitch and Moody's.*

***Average Ratings are calculated by reference to the lowest rating currently assigned to each loan or security by any of Moody Investor Services, Standard & Poor's, and Derivative Fitch and an arithmetic mean weighted by the current face amount of each loan or security.*

13. OTHER ASSETS

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Unsettled security transactions	**15,112**	—
Interest receivable	**24,246**	16,872
Rent receivable	**16,698**	5,551
Prepaid expenses	**233**	736
Service charge receivable	**10,296**	2,632
Deposit fee	**—**	14,360
Fund income receivable	**—**	7,900
Other accounts receivable*	**15,403**	21,486
	81,988	69,537

**Other accounts receivable includes €12.0 million (31 December 2006: € nil) of leasing commissions and tenant incentives.*

14. DERIVATIVE ASSETS

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Foreign exchange forward contracts	**1,412**	238
Total return swaps	**—**	288
Foreign currency swaps	**23,274**	—
Interest rate swaps	**20,153**	22,164
Total derivative assets	**44,839**	22,690

14.1 Derivative Assets

Derivative assets represent the fair value of interest rate swaps, total return swaps, foreign exchange forward contracts and foreign currency swaps.

14.2. Total Return Swaps

At 31 December 2007, the Group had no total return swaps (31 December 2006: €288,313), and no collateral deposited (31 December 2006: €4.75 million). A total return swap is a derivative instrument that is designated as held for trading and any gain or loss arising from the change in fair value of the instrument is recognised through profit and loss.

Total Return Swap 1

In March 2007, the Group entered into a total return swap with a major investment bank, whereby it received a sum of all interest (at EURIBOR + 2.50%) and any positive changes in value from a referenced term loan with an initial notional amount of €32.50 million and paid interest (at EURIBOR + 0.45%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the Group was required to post an initial collateral deposit equivalent to 10% of the notional amount and additional margin payable in the event of a decline in the value of the referenced term loan. In December 2007, the Group unwound this total return swap.

Total Return Swap 2

In November 2006, the Group entered into a total return swap with a major investment bank, whereby it received the sum of all interest (at EURIBOR + 2.50%) and any positive changes in value from a referenced term loan with an initial notional amount of €10.70 million, and paid interest (at EURIBOR + 0.75%) on the notional amount plus any negative change in value amounts from such loan. Under the contract, the Group was required to post an initial collateral deposit equivalent to 14% of the notional amount and additional margin payable in the event of a decline in the value of the referenced term loan. In August 2007, the Group unwound this total return swap.

Total Return Swap 3

In December 2005, the Group entered into a total return swap with a major investment bank, whereby it received the sum of all interest (at EURIBOR + 4.00%) and any positive change in value from a referenced term loan with an initial notional amount of €25.85 million, and paid interest (at EURIBOR + 0.40%) on the notional amount plus any negative change in value amounts from such loan. In May 2006, the subsidiary increased its holding in the existing total return swap by €6.6 million. Under the contract, the Group was required to post an initial collateral deposit equivalent to 10% of the notional amount and additional margin payable in the event of a decline in the value of the referenced term loan. In March 2007, the Group unwound this total return swap.

14.3 Foreign Currency Swaps

During 2007, a subsidiary entered into a series of foreign currency swaps with a major investment bank, whereby it pays any Pound Sterling and/or Swiss Franc interest or principal it receives (through prepayments, repayments, or recoveries) on assets held and receives the Euro equivalent of such principal sums converted at a fixed foreign exchange rate and with regards to interest Euribor plus a spread.

15. REAL ESTATE FUND UNITS

Between July and October 2005, the Group purchased a €181 million interest in 1,500 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the lease agreement was 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio (a public entity established by the Italian Ministry of Finance), with 12 months prior notice. The properties had a total occupancy of 100%. On 12 September 2006, 300 real estate fund units were sold. On 24 October 2007, the Group sold all its real estate fund units for a sale price of €169.2 million, resulting in a realised gain on book cost, net of associated sale costs, of €16.3 million or €0.26 per ordinary share.

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
At 1 January	148,077	189,591
Return of invested capital	(764)	—
Additional capital expenditure	411	2
Sale of units	(164,475)	(36,299)
Increase/(decrease) in fair value	16,751	(5,217)
Total real estate fund units	—	148,077

16. INVESTMENT PROPERTY

Total investment property consists of:

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Tenant incentives and leasing commission (included in other assets)	12,035	—
Investment property	5,171,086	3,308,872
Closing balance	5,183,121	3,308,872

The table below shows the items classified under investment property in the consolidated balance sheet (including capitalised tenant incentives and leasing commissions classified in other assets) as at 31 December 2007:

	Freehold Land and Buildings €'000	Leasehold Property €'000	31 December 2007 Total €'000
Opening balance	3,182,130	126,742	3,308,872
Additions	2,312,141	54,944	2,367,085
Disposals	(513,174)	(15,575)	(528,749)
Increase in minimum payments under head lease	—	909	909
Increase in fair value	44,397	(9,393)	35,004
Total	5,025,494	157,627	5,183,121

As at 31 December 2006:

	Freehold Land and Buildings €'000	Leasehold Property €'000	31 December 2006 Total €'000
Opening balance	448,060	15,480	463,540
Additions	2,657,957	86,408	2,744,365
Increase in minimum payments under head lease	—	22,848	22,848
Increase in fair value	76,113	2,006	78,119
Total	3,182,130	126,742	3,308,872

Investment properties are stated at fair value, which has been determined based on valuations performed by external valuers. The main factors the valuers consider when determining a fair valuation are the following: passing rent, void periods, and relettability and marketability of properties. The fair value represents the amount at which the asset could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's-length transaction at the date of valuation, in accordance with international valuation standards.

Lease arrangements over the land on which the 33 investment properties are built have unexpired terms ranging from 7 years to 90 years.

A reconciliation of investment property valuations to the balance sheet carrying value of property (including tenant incentives and leasing commissions within other assets) is shown below:

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Investment property at market value	**5,156,412**	3,283,072
Minimum payments under head leases separately included in trade and other payables on the balance sheet	**26,709**	25,800
Balance sheet carrying value of investment property	**5,183,121**	3,308,872

Schedule of Minimum Lease Payments under Finance Leases

	Total Value 31 December 2007 €'000	**Present Value 31 December 2007 €'000**	Total Value 31 December 2006 €'000	Present Value 31 December 2006 €'000
Under 1 year	**1,572**	**1,393**	1,375	1,281
From 2 to 5 years	**6,574**	**5,044**	5,736	4,650
More than 5 years	**108,281**	**20,272**	99,423	19,869
Total	**116,427**	**26,709**	106,534	25,800

Additional Information

The table below provides additional information for various portfolios within the group at 31 December 2007:

Portfolio	Property Valuation* €'000	Term Financing €'000	Term Financing to Property Valuation %
Mars	1,935,790	1,411,628	72.9%
Drive	1,792,575	1,306,946	72.9%
Bridge	524,270	367,381	70.1%
Wave	292,677	208,130	71.1%
Zama	52,600	39,347	74.8%
Retail	558,500	415,389	74.4%
Total	**5,156,412**	**3,748,821**	**72.7%**

**Property valuation excludes the leasehold gross-up of €26.7 million.*

The tables below provide additional information for various portfolios within the group at 31 December 2006:

Portfolio	Property Valuation* €'000	Term Financing €'000	Term Financing to Property Valuation %
Drive	2,051,596	1,511,443	73.0%
Bridge	496,120	373,856	75.4%
Wave	328,526	240,397	72.3%
Retail	406,830	311,944	75.9%
Total	**3,283,072**	**2,437,640**	**73.7%**

**Property valuation excludes the leasehold gross-up of €25.8 million.*

17. INTANGIBLE ASSETS

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Cost		
Balance at 1 January	**1,981**	551
Additions	**1,833**	1,430
Balance at 31 December 2007	**3,814**	1,981
Amortisation		
Balance at 1 January	**(153)**	(9)
Charge for the period	**(593)**	(144)
Balance at 31 December 2007	**(746)**	(153)
Carrying amount		
At 1 January	**1,828**	542
At 31 December 2007	**3,068**	1,828

Intangible assets represent capitalised computer software costs and are amortised over a period of five years.

18. FIXTURES & FITTINGS

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Cost		
Balance at 1 January	**—**	—
Additions	**817**	—
Balance at 31 December 2007	**817**	—
Depreciation		
Balance at 1 January	—	—
Charge for the period	**(63)**	—
Balance at 31 December 2007	**(63)**	—
Carrying amount		
At 1 January	**—**	—
At 31 December 2007	**754**	—

19. CDO BONDS PAYABLE

As at 31 December 2007:

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in Years)
CDO II	A, B and C notes	AAA/AA/A	372,431	369,830	5.23%	0.46%	7.5
CDO III	A, B, C and D notes	AAA/AA/A/BBB	704,250	699,156	5.36%	0.48%	7.5
Duncannon CRE CDO I Plc	A, B, C, D, E and X notes	AAA/AA/A/BBB+/BBB/ BBB-/BB+/BB/BB-	681,356	673,760	4.96%	0.67%	6.4
Total			**1,758,037**	**1,742,746**	**5.18%**	**0.55%**	**7.1**

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

On 21 May 2007, Eurocastle Investment Limited delivered a redemption notice along with the subordinated notes of CDO I Plc to the trustee requesting the optional redemption of CDO I Plc's investment. On the same day, the redemption notice was accepted, agreed, and signed by the trustee.

On 20 June 2007, CDO I Plc sold all of its remaining assets and repaid all outstanding notes. Unamortised financing costs relating to the issue of the Class A and B notes of €2.15 million were written off during the period and is recognised within interest expense.

On 1 June 2007, holders of 100% of the Class A CDO III Bonds (the "controlling class") agreed to an "upsizing" of CDO III Plc which involved the issue of a further €250 million CDO bonds and subordinated notes in total across the various classes.

On 30 July 2007, the Group successfully refinanced a pool of European loans and securities held by its consolidated subsidiary Duncannon CRE CDO I PLC ("Duncannon") through an issue of €800 million of collateralised bonds and revolving facility obligations, €730 million of which has been rated by Standard & Poor's and Fitch. Duncannon will maintain a pool of pan-European credit sensitive debt investments in accordance with the terms of its collateralised security offer documents and will be actively managed by the Manager. €119 million of the collateralised bonds are held within the Group.

As at 31 December 2006:

	Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Margin	Weighted Average Maturity (in Years)
CDO I	A and B notes	AAA/AA	351,000	348,676	4.29%	0.59%	5.4
CDO II	A, B and C notes	AAA/AA/A	406,278	402,879	4.33%	0.47%	8.5
CDO III	A, B and C notes	AAA/AA/A	462,500	458,720	4.17%	0.47%	8.5
Total			**1,219,778**	**1,210,275**	**4.26%**	**0.51%**	**7.5**

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

20. BANK BORROWINGS

The bank borrowings comprise:

		As at 31 December 2007 €'000	As at 31 December 2006 €'000
Term finance	(Note 20.1)	**3,914,003**	2,534,024
Revolving credit facility	(Note 20.2)	**143,049**	—
Other bank financing—under 1 year	(Note 20.3)	**59,260**	79,488
Other bank financing—over 1 year	(Note 20.3)	—	67,051
Total		**4,116,312**	2,680,563

20.1 Term Financing

Portfolios	Month Raised	Current Face Amount €'000 As At 31 December 2007	As at 31 December 2006	Carrying Amount €'000 As At 31 December 2007	As at 31 December 2006	Hedged Weighted Average Funding Cost	Maturity
Debt investments							
CDO IV	Jul 2005	**165,230**	—	**165,182**	—	5.29%	Aug 2008
Investment property							
Mars—fixed	Jan 2007	**1,029,465**	—	**1,008,975**	—	4.71%	Jul 2014
Mars—floating	Jan 2007	**402,910**	—	**402,653**	—	5.05%*	Jul 2008
Drive	Feb 2006	**1,317,066**	1,525,000	**1,306,946**	1,511,443	4.22%	Jan 2013
Bridge	Oct 2006	**372,090**	372,090	**367,381**	373,856	4.74%	Jan 2014
Wave	Apr 2007	**210,000**	242,803	**208,130**	240,397	4.94%	Apr 2014
Zama	Feb 2007	**39,896**	—	**39,347**	—	4.97%	May 2014
Turret	May 2006	**147,556**	147,556	**146,041**	146,763	4.93%	May 2016
Truss	Dec 2005	**85,280**	85,280	**84,610**	84,537	4.93%	Feb 2016
Belfry	Aug 2005	**56,240**	56,240	**55,512**	55,433	4.85%	Oct 2015
Rapid	Aug 2007	**54,500**	—	**52,735**		4.96%	Nov 2017
Tannenberg	May 2007	**52,960**	—	**51,051**	—	4.92%	Oct 2014
Bastion	Sep 2005	**26,500**	26,500	**25,440**	25,211	4.44%	Sep 2012
		3,794,463	2,455,469	**3,748,821**	2,437,640	4.61%	
Real estate fund units							
FIP units	Jul 2005	—	97,500	—	96,384	—	—
Total		**3,959,693**	2,552,969	**3,914,003**	2,534,024		

**This is the rate of the loan that is effective from 31 January 2007. The effective rate that applied during the fourth quarter was 4.80%.*

Debt Investments

On 14 July 2005, the Group through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank. This facility was previously used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is currently being used to finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Group is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model.

In January 2008, the CDO IV term financing was extended with a multi-currency term loan for approximately €127 million maturing on 1 December 2009 (refer to Note 32).

As at 31 December 2007, there was €165.2 million drawn on the warehousing facility (31 December 2006: nil).

Investment Properties

In order to finance the investment property portfolios, the Group entered into non-recourse loan facilities as described in the table above. These facilities are secured in the customary manner for German real estate lending granting security over, inter alia, the real estate purchased as well as rent receivables and bank accounts of the borrower. Interest in respect of these facilities is payable quarterly.

In April 2007, the group refinanced the Wave portfolio with a €210 million facility, of which the full amount of €210 million had been drawn at 31 December 2007. The facility is for 7 years from the date of signature, and after allowing for an interest rate swap on €210 million, the weighted average funding cost was 4.94%.

The Drive Portfolio was financed at signing with a 7 year €1,525 million facility consisting of a senior and junior loan of €840 million and €685 million, respectively. During the period, following assets sales, the facility was partially repaid, leaving outstanding balances of €727 million and €590 million for the senior and junior loans respectively. €50 million of the junior loan bears interest at Euribor + 1.13% to match a liquidity reserve maintained by ECTGPROP1 (formerly known as Dresdner Grund-Fonds), whereas the remaining portion bears a fixed rate. The senior loan has a weighted average funding cost of 3.83% and the junior loan has a weighted average funding cost of 4.64%.

The Mars Portfolio was financed at signing with a non-recourse €1,579 million term loan at an effective interest rate cost of 4.75%, the go-forward rate from 31 January 2007 is 4.80%. During the period, following asset sales, the facility was partially repaid. The loan now comprises a 6.6 year fixed rate loan of €1,029 million and a 0.6 year floating rate loan of €403 million. The floating rate loan has been fully hedged with an interest rate swap with a nominal value of €430.5 million. In addition to this, the Group is required to draw a capital reserve line of €60 million prior to securitisation of the loan by the lender. In the interim, a commitment fee of 0.375% is payable in connection with the capital reserve.

Real Estate Fund Units

The real estate fund units were financed through a non-recourse 13 year loan facility to finance its acquisition of 1,500 Class A Units in Fondo Immobili Pubblici. The facility was secured over, inter alia, the 1,500 Class A Units, an assignment of receivables under the units, a pledge over bank accounts, and over shares in the borrower. The interest rate on the loan was Euribor + 1.95%, payable semi-annually. On 20 September 2006, the Group sold 300 Class A Units (20% of the total holdings), resulting in a pro-rated repayment of the finance facility. On 20 September 2007, the fund part-distributed the proceeds of an underlying asset sale resulting in a pro-rated reduction in the finance facility. On 24 October 2007, the Group sold all of the remaining units, and repaid the facility.

20.2 Revolving Credit Facility

In May 2006, the Group extended a revolving €150 million credit facility with a syndicate of commercial investment banks as a means of securing access to working capital. The facility is secured by receivables flowing from the Group, with security assignments of the Group's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including leverage ratios relating to both the debt investment portfolio and the real estate portfolio, and interest cover ratios. The interest rate on drawn amounts was Euribor + 1.5% p.a., while on undrawn amounts it was 0.4% p.a. In October 2006, the facility was increased to €300 million. In October 2007, the facility was extended at a new margin of Euribor + 2.0% p.a., with no change in the interest rate on undrawn amounts, until October 2008.

As at 31 December 2007 the amount drawn on this facility was €144.2 million (31 December 2006: nil).

20.3 Other Bank Financing

In May 2006, in order to finance the participation in certain B note loans, the Group entered into a 3 year revolving credit facility with an investment bank. The facility contains a number of financial covenants. Its mark-to-market exposure is determined by the Investment Manager, based on market quotations. Interest rates on drawn amounts depend upon the loan to value and collateral quality of the underlying lender with draw-downs currently bearing rates between 0.75% to 1.75% above Libor and Euribor. The security facility was backed by a security assignment over the financed asset. As at 31 December 2007, this facility had been repaid (31 December 2006: €67.1 million).

In August 2006, in order to finance the sub-participation in a real estate loan secured on properties leased to a leading German retailer, the Group entered into an €80 million, 364 day credit facility with an investment bank, which was subsequently extended to expire in August 2008. The facility contains a number of financial covenants including a requirement to deliver cash collateral to the lender equal to the excess of any mark-to-market decline in the underlying security over €200,000. Interest rates on the drawn amounts are 1.50% above Euribor. The security facility is backed by a security assignment over the financed asset and was drawn in an amount of €59.3 million at 31 December 2007 (31 December 2006: €79.5 million).

Subsequent to 31 December 2007, the Group has extended the above facility into a €107 million term loan maturing on 30 September 2009 (refer to Note 32), and negotiated the removal of the mark-to-market covenants during the term of the facility.

21. REPURCHASE AGREEMENTS

The Group's consolidated subsidiary Eurocastle Funding Limited may enter into transactions under master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Group. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly, quarterly or semi-annually, with the corresponding security coupon payment dates, plus an applicable spread.

As at 31 December 2007, the Group did not have any transactions outstanding under any master repurchase agreements (31 December 2006: €75.5 million at 3.84% weighted average financing).

22. TRADE AND OTHER PAYABLES

	As at 31 December 2007 €'000	As at 31 December 2006 €'000
Security deposit	**6,249**	5,421
Interest payable	**37,008**	22,869
Due to Manager (note 29)	**26,951**	7,508
Accrued expenses & other payables*	**51,638**	57,501
Total trade and other payables	**121,846**	93,299

**Accrued expenses and other payables include the purchase price retention on the Mars portfolio of €12.3 million (31 December 2006: nil).*

23. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit/(loss) after taxation by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit/(loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Group's potential ordinary shares during the period were the share options issued under its share option plan. There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	As at 31 December 2007	As at 31 December 2006
Weighted average number of ordinary shares, outstanding, basic	**63,787,016**	44,956,083
Dilutive effect of ordinary share options	**1,782,543**	1,804,543
Weighted average number of ordinary shares outstanding, diluted	**65,569,559**	46,760,626

24. SHARE CAPITAL AND RESERVES

As at 31 December 2006, there were 63,519,083 shares issued and outstanding.

On 19 January 2007, 20,000 options with a strike price of €10.00 per share were exercised.

On 7 March 2007, 237,445 options with an average strike price of €21.26 were exercised.

On 12 April 2007, 15,000 options with a strike price of €10.00 were exercised.

On 7 May 2007, 10,573 options with an average strike price of €11.89 were exercised.

On 21 May 2007, 8,639 options with an average strike price of €16.46 were exercised

On 29 May 2007, 8,891 options with an average strike price of €17.37 were exercised.

On 2 July 2007, 2,429 share options with a strike price of €18.00 were exercised.

On 20 August 2007, 3,000 shares were issued to the Directors of the Group.

On 1 October 2007, 13,238 share options with an average strike price of €12.81 were exercised.

On 10 October 2007, 1,000 shares were issued to the Directors of the Group.

On 11 October 2007, 34,305 share options with a strike price of €10.00 were exercised.

On 12 October 2007, 29,031 share options with a strike price of €10.00 were exercised.

On 15 October 2007, 25,000 share options with a strike price of €10.00 were exercised.

As at 31 December 2007, there were 63,927,634 shares issued and outstanding.

The weighted average exercise price of share options during the year was €17.10 (31 December 2006: €10.00).

Under the Group's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value at the grant date of unexercised share options, granted to the Manager in December 2003, June 2004, June 2005, February 2006 and December 2006. (Note 27)

25. HEDGE ACCOUNTING

The Group's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is applied to cash flow and fair value hedges of interest rate risk exposures. Interest rate swaps under which the Group pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowings. Interest rate swaps where the Group pays a fixed rate and receives a floating rate have been used to hedge the fair value of the available-for-sale assets in Feco Sub SPV Plc.

At 31 December 2007, cumulative unrealised gains on hedge instruments were €30.3 million (31 December 2006: €23.5 million). The unrealised gains comprise the value of the novated swaps of €25.1 million (31 December 2006: €3.2 million) and the fair value of the interest rate swaps of €5.2 million (31 December 2006: €20.3 million).

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective, while gains and losses related to fair value hedges have been recognised in the income statement.

The details of interest rate swaps entered into by the Group in respect of certain term financing agreements are as follows:

Cash Flow Hedges

31 December 2007	Wave	FIP*	Turret**	Zama***	Mars 1****	Mars 2*****	Mars 3*****
Nominal amount (€'000)	**210,000**	—	—	—	—	**220,000**	**210,500**
Pay rate	**4.03%**	—	—	—	—	**4.00%**	**3.92%**
Receive rate	**3 Month Euribor**	—	—	—	—	**3 Month Euribor**	**3 Month Euribor**
Remaining life	**6.3**	—	—	—	—	**6.6**	**6.6**
Fair value of swaps (€'000)	**5,213**	—	—	—	—	**6,063**	**6,774**

**On 24 October 2007, the Group sold all its real estate fund units, repaid the financing and closed out the related swap, realising a gain on the closure of the swap of €5.2 million.*

***As at 21 January 2007, an interest rate swap agreement relating to the Turret portfolio was novated to the lending bank in conjunction with the loan agreement. The positive fair value of €0.9 million as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the income statement.*

***As at 7 May 2007, an interest rate swap agreement relating to the Zama portfolio was novated to the lending bank in conjunction with the loan agreement. The positive fair value of €0.9 million as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the income statement.*

****As at 31 January 2007, an interest rate swap agreement relating to the Mars portfolio was novated to the lending bank in conjunction with the loan agreement. The positive fair value of €18.0 million as at the date of novating the swap has been recorded within the hedging reserve and will be recycled through the income statement.*

******These hedges are deemed ineffective for hedge accounting purposes and any gains or losses are recognised in the income statement.*

31 December 2006	Wave	FIP	Turret	Zama	Mars	Unallocated Hedge*
Nominal amount (€'000)	210,000	97,500	58,108	39,586	1,000,000	83,324
Pay rate	3.47%	3.45%	3.96%	4.12%	3.87%	4.13%
Receive rate	3 Month Euribor	6 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor	3 Month Euribor
Remaining life	6.3	11.0	9.4	6.9	7.4	7.1
Fair value (€'000)	6,411	2,812	489	(212)	10,816	(479)

**The unallocated hedge represents interest rate swaps undertaken to hedge the interest rate risk on forecasted transactions. The fair value of €1.9 million (31 December 2006: €0.5 million) on the revaluation of the €265 million (31 December 2006: €83 million) interest rate swap has been recorded within the income statement.*

Fair Value Hedges

31 December 2007	Feco EURO B Notes	Feco CHF B Notes	Feco* CHF B Notes	Feco GBP Notes	Feco** GBP Notes
Nominal amount (€'000)	**29,895**	**3,685**	**2,228**	**30,533**	**41,539**
Pay rate	**3.38%**	**2.00%**	—	**4.63%**	—
Receive rate	**3 Months Euribor**	**3 Months CHF Libor**	—	**3 Months Libor**	—
Remaining life	**5.9**	**2.6**	—	**3.9**	—
Fair value (€'000)	**1,366**	**92**	**56**	**501**	**681**
Fair value of assets attributable to the risk hedged (€'000)	**1,352**	**92**	**56**	**486**	**661**

**The amount stated is a euro notional, mark-to-market equivalent of CHF swaps.*
***The amount stated is a euro notional, mark-to-market equivalent of GBP swaps.*

31 December 2006	Feco EURO B Notes	Feco CHF B Notes	Feco* CHF B Notes	Feco GBP Notes	Feco** GBP Notes
Nominal amount (€'000)	11,947	3,725	2,315	36,694	54,459
Pay rate	2.87%	2.00%	—	4.61%	—
Receive rate	3 Months Euribor	3 Months CHF Libor	—	3 Months Libor	—
Remaining life	3.6	3.8	—	4.4	—
Fair value (€'000)	455	78	48	1,049	1,557
Fair value of assets attributable to the risk hedged (€'000)	446	79	49	1,021	1,516

**The amount stated is a euro notional, mark-to-market equivalent of CHF swaps.*
***The amount stated is a euro notional, mark-to-market equivalent of GBP swaps.*

26. FINANCIAL INSTRUMENTS

Risk Management

This section provides details of the Group's exposure to risk and describes the methods used by the Group to control risk. The most important types of financial risk to which the Group is exposed are market, credit, liquidity, interest rate and foreign currency risk.

Capital Risk Management Policy

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for Shareholders and benefits to other Stakeholders, as well as maintain an optimal structure to reduce the overall cost of capital.

The Group recognises the effect on Shareholder returns of the level of equity capital employed within the Group and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity that are possible with greater leverage.

In order to maintain an adequate capital structure, the Group maintains a rational dividend policy and also considers other strategies such as sale assets to reduce debt and return on capital to Shareholders.

The Group maintains its capital position on the basis of the leverage ratio. This ratio is calculated as net borrowing compared to total capital. At 31 December 2007, the total capital under management was €1.46 billion (31 December 2006: €1.46 billion).

During 2007, the Group's leverage ratio was at 80.2% compared to 73.3% in 2006. The increase in leverage is predominantly due to the acquisition of the Mars portfolio.

Market Risk

The Group's exposure to market risk is comprised mainly of movements in the value of its investments.

The Group's real estate investment assets are based in Germany and are subject to general property market risks. These risks are assessed by the Group at the point of acquisition and are then monitored on an ongoing basis. In addition, external valuations of the Group's real estate assets are obtained during each financial year.

The Group's securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor and CHF benchmarks for euro and non-euro denominated assets respectively. Increases in the credit spreads above such benchmarks may affect the Group's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through its impact on its ability to borrow and access capital.

At 31 December 2007, a 100 basis point increase/(decrease) in the credit spreads would increase/(decrease) net book value and equity by €71.2 million (31 December 2006: €68.4 million).

Interest Rate Risk

The Group's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate and total return swaps.

Changes in interest rates affect net interest income, which is the difference between the interest income earned on assets and the interest expense incurred in connection with debt obligations and hedges.

The Group's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Group will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Group match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps. However, based on a variety of factors, the Manager finances certain assets on a short-term basis, including the use of repurchase agreements.

Based on the Group's primary interest rate exposure to floating rate financial assets and financial liabilities held at 31 December 2007, including the effect of hedging instruments, a 100 basis point increase/(decrease) in interest rates would increase/(decrease) earnings by approximately €0.7 million per annum (31 December 2006: €3.5 million per annum).

Changes in the level of interest rates also can affect the Group's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets. Increasing interest rates would decrease the value of the fixed rate assets because higher required yields result in lower prices on existing fixed rate assets in order to adjust their yield upward to meet the market. As at 31 December 2007, a 100 basis point change in interest rates would impact the net book value and equity by approximately €0.3 million (31 December 2006: €0.5 million).

Foreign Currency Risk

The Group's primary foreign currency exchange rate exposures relate to its sterling and Swiss franc denominated portfolio of securities and loans. Changes in the currency exchange rates can adversely impact the fair values and earnings streams of the Group's non-euro denominated assets and liabilities. The Group has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contacts to hedge its net non-euro equity investment.

In connection with the Group's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts and foreign currency swaps.

Given the mitigating factors described above, a fluctuation in the foreign currency exchange rates would not have a significant impact on the Group's operating profit.

Credit Risk

The Group is subject to credit risk with respect to its investments in real estate, and other asset backed securities and loans.

The securities the Group invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Group further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Group's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2007, the Group's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB- (31 December 2006: BBB-).

The maximum credit risk exposure as at 31 December 2007 without taking account of any collateral held or other credit enhancements is the full carrying value of all financial assets on the Balance Sheet, €2.3 billion (31 December 2006: €2.3 billion).

The Group's available-for-sale asset backed securities and real estate loans portfolio was split between countries within Europe as follows:

	31 December 2007			31 December 2006		
	Number of Securities/ Loans	**Face Value €'000**	**Location Split**	Number of Securities/ Loans	Face Value €'000	Location Split
United Kingdom	**89**	**972,570**	**44.4%**	72	962,894	48.9%
Italy	**19**	**278,904**	**12.7%**	14	250,846	12.7%
Germany	**33**	**433,550**	**19.8%**	31	396,076	20.1%
Pan-European	**13**	**204,589**	**9.3%**	7	99,391	5.1%
France	**11**	**103,287**	**4.7%**	11	94,839	4.8%
Other	**36**	**199,933**	**9.1%**	23	163,724	8.4%
	201	**2,192,833**	**100%**	158	1,967,770	100%

The Group's hedging and trading transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Group's derivative arrangements are major financial institutions with investment grade credit ratings with which the Group and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity Risk

The Group's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Group's ability to obtain additional capital.

The Group's primary source of funds for liquidity consist of net cash provided by operating activities, borrowings under loans and credit facilities and the issuance of debt and equity securities. The Group's loans and debt securities are generally secured directly over its assets. The Group expects that its cash in hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Group expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation, refinancing or repayment of its assets at maturity.

A significant portion of the Group's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities that serve as collateral for the Group's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Group's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Group's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 20.2, the Group has access to temporary working capital through a revolving €300 million credit facility.

The tables below represent the details of the remaining contractual maturities of financial assets and liabilities, excluding trade receivables and payables as at 31 December 2007 and 2006:

31 December 2007 Type	**Total Outstanding at 31 December 2007** **€'000**	**Within 1 Year** **€'000**	**1 to 5 Years** **€'000**	**Over 5 Years** **€'000**
Assets				
Cash and cash equivalents	146,707	146,707	—	—
Asset backed securities, available-for-sale (includes cash to be invested)	1,488,837	128,968	797,887	561,982
Real estate related loans	570,916	—	438,492	132,424
Derivative assets	44,839	29,272	9,836	6,519
Total assets	**2,251,299**	**304,947**	**1,246,215**	**700,925**
Liabilities				
Interest payable*	37,008	267,992	982,648	363,770
CDO bonds payable	1,742,746	—	—	1,742,746
Bank loans**	4,116,312	770,144	—	3,346,168
Finance leases payable***	26,709	1,572	6,574	108,281
Total liabilities	**5,922,775**	**1,039,708**	**989,222**	**5,560,965**

**Interest payable reflects the interest payable over the life of the financing.*

***Bank loans totalling €770 million maturing within 1 year include €165 million of loans in CDO IV and €59.3 million of other short-term financing. As described in Subsequent Events—Note 32, these loans were extended to mature on 1 December 2009 and 30 September 2009, respectively.*

****Finance leases payable represent all lease payments due over the lives of the leases.*

31 December 2006 Type	Total Outstanding at 31 December 2006 €'000	Within 1 Year €'000	1 to 5 Years €'000	Over 5 Years €'000
Assets				
Cash and cash equivalents	122,699	122,699	—	—
Asset backed securities, available-for-sale (includes cash to be invested)	1,481,661	126,619	827,809	527,233
Asset backed securities, pledged under repurchase agreements	78,646	44,500	—	34,146
Real estate related loans	428,370	—	262,033	166,337
Real estate fund units	148,077	148,077	—	—
Derivative assets	22,690	2,706	12,642	8,584
Total assets	2,282,143	444,601	1,102,484	736,300
Liabilities				
Interest payable*	22,869	173,211	667,852	345,500
CDO bonds payable	1,210,275	—	—	1,210,275
Bank loans	2,680,563	79,488	67,051	2,534,024
Repurchase agreements	75,490	75,490	—	—
Finance lease payable**	25,800	1,375	5,736	99,423
Derivative liabilities	212	40	188	7
Total liabilities	4,015,209	329,604	740,827	4,189,229

**Interest payable reflects the interest payable over the life of the financing.*
***Finance leases payable represent all lease payments due over the lives of the leases.*

Fair Values of Financial Assets and Financial Liabilities

Set out below is a comparison by category of carrying amounts and fair values of all of the Group's financial instruments that are carried in the financial statements.

	As at 31 December 2007 Carrying Value €'000	As at 31 December 2006 Carrying Value €'000	**As at 31 December 2007 Fair Value €'000**	As at 31 December 2006 Fair Value €'000
Financial Assets				
Cash and cash equivalents	**146,707**	122,699	**146,707**	122,699
Asset backed securities, available-for-sale (includes cash to be invested)	**1,488,837**	1,481,661	**1,488,837**	1,481,661
Asset backed securities, pledged under repurchase agreements	—	78,646	—	78,646
Real estate related loans	**570,916**	428,370	**570,916**	428,370
Real estate fund units	—	148,077	—	148,077
Derivative assets	**44,839**	22,690	**44,839**	22,690
Financial Liabilities				
CDO bonds payable	**1,742,746**	1,210,275	**1,742,746**	1,210,275
Bank loans	**4,116,312**	2,680,563	**4,054,063**	2,674,931
Repurchase agreements	—	75,490	—	75,490
Derivative liabilities	—	212	—	212
Finance lease payable	**26,709**	25,800	**26,709**	25,800

27. SHARE OPTION PLAN

In December 2003, the Group (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Group Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Group, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was calculated by reference to an option pricing model.

In June 2004, following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also calculated by reference to an option pricing model. In June 2005, following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Group. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In February 2006, following the third public offering, the Manager was granted 1,282,300 options at €30.00 per share and, pursuant to December 2005 Board action, an additional 857,142 options at an exercise price of €18.00 per share. The fair value of the additional options at the date of grant was €2.1 million and €4.8 million, respectively. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Group in respect of the public and private offerings that preceded the Drive acquisition. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

In December 2006, following the fourth public offering, the Manager was granted an additional 1,783,748 options at €37.00 per share. The fair value of the additional options at the date of grant was €9.4 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Group. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

Date of Grant	Number of Options Issued	Exercised in the Year Ended 31 December 2006	**Exercised in the Year Ended 31 December 2007**	**Options Remaining at 31 December 2007**	Exercise Price €	Date of Expiration	Fair Value at Grant Date €'000
31 Dec 03	1,185,767	(71,146)	**(129,838)**	**984,783**	10.00	31 Dec-2013	200
23 Jun 04	660,000	—	**(59,400)**	**600,600**	12.00	23 Jun-2014	200
24 Jun 05	574,000	—	**(69,644)**	**504,356**	17.25	24 Jun-2015	620
27 Jan 06	857,142	—	**(65,856)**	**791,286**	18.00	27 Jan-2016	4,800
27 Jan 06	1,282,300	—	**(61,975)**	**1,220,325**	30.00	27 Jan-2016	2,100
1 Dec 06	1,783,783	—	**(17,838)**	**1,765,945**	37.00	1 Dec-2016	9,400
Total	6,342,992	(71,146)	**(404,551)**	**5,867,295**			17,320

The weighted average fair value of the options at date of grant was determined using a trinomial model. The significant inputs into the model were the weighted average share price at the grant date, the exercise price, volatility, expected option life, dividend yield and a risk fee rate. The volatility is measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share price since the date of the initial public offering of Eurocastle Investments Limited.

28. DIVIDENDS PAID & DECLARED

	Year Ended 31 December 2007 €'000	Year Ended 31 December 2006 €'000
Paid during the year :	**114,292**	73,803
Equity dividends on ordinary shares		
Fourth quarter dividend for 2006: €0.14 (2005: €0.37)	**8,929**	8,958
First quarter dividend for 2007: €0.45 (2006: €0.30)	**28,711**	13,682
Second quarter dividend for 2007: €0.60 (2006: €0.40)	**38,295**	18,272
Third quarter dividend for 2007: €0.60 (2006: €0.43)	**38,357**	19,643
First interim dividend for fourth quarter 2007: €Nil (2006: €0.29)	**—**	13,248
Total	**114,292**	73,803
Fourth quarter dividend for 2007: €0.30 (2006: €0.14)	**19,178**	8,929

29. MANAGEMENT AGREEMENT & RELATED PARTY TRANSACTIONS

The Group entered into the Management Agreement with the Manager in August 2003, which provides for an initial term of ten years with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Group by payment of a termination fee, as defined in the Management Agreement, equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination, upon the vote of a majority of the holders of the outstanding ordinary shares. In addition, unless an arrangement is made between the Group and the Manager, incentive compensation (as outlined below) will continue to be payable to the Manager post termination. Pursuant to the Management Agreement, the Manager, under the supervision of the Group's Board of Directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Group's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Group. For performing these services, the Group will pay the Manager an annual fee (payable monthly in arrear) of 1.5% of the gross equity of the Group, as described in the Management Agreement.

The Management Agreement provides that the Group will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Group's behalf, including the cost of legal, accounting, tax, auditing, finance, administrative, asset management, property management and other similar services rendered for the Group by providers retained by the Manager or, if provided by the Manager's or its affiliates' employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the consolidated income statement.

To provide an incentive for the Manager to enhance the value of the Group's ordinary stock, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis (but not subject to clawback) in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Group before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Group (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight percent (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), excluding changes in fair value of investment properties net of attributable deferred taxation, changes in fair value of interest rate swaps that are taken to the income statement, unrealised movements on currency swaps (net of translation gains/losses of related assets) and mark-to-market fluctuations in real estate fund units.

At 31 December 2007, management fees, incentive fees and expense reimbursements of approximately €27.0 million (Note 22) (31 December 2006: €7.5 million) were due to the Manager. For the year ended 31 December 2007 management fees of €21.9 million (31 December 2006: €12.1. million), incentive fees of €22.2 million (31 December 2006: €2.7 million), and expense reimbursements of €7.0 million (31 December 2006: €3.9 million) were charged to the income statement.

Total annual remuneration for Eurocastle directors is €0.2 million payable quarterly in equal instalments. Wesley R. Edens and Randal A. Nardone do not receive any remuneration from the Group.

As stated in note 24, the Group issued 4,000 shares to Directors in their capacity as Directors of the company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. These shares were accounted for at fair value at grant date and recognised through the income statement.

30. SEGMENTAL REPORTING

The Group operates in one geographical segment, being Europe. The Group has conducted business through three primary segments: debt investments, real estate fund units and investment properties.

Summary financial data of the Group's business segments is provided below:

Year Ended 31 December 2007	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Revenue	139,355	17,331	369,498	321	526,505
Other operating (loss)/income	(1,084)	16,751	48,265	—	63,932
Interest expense	(104,455)	(2,392)	(174,567)	—	(281,414)
Other operating expenses	(3,493)	(657)	(99,884)	(49,202)	(153,236)
Segment result	30,323	31,033	143,312	(48,881)	155,787
Taxation expense	—	(124)	(20,748)	—	(20,872)
Net profit	30,323	30,909	122,564	(48,881)	134,915
Decrease/(increase) in fair values	507	(16,751)	(48,266)	—	(64,510)
Realised gains on sale of investment properties and real estate fund units	—	19,632	76,868	—	96,500
Deferred tax	—	—	19,381	—	19,381
Funds from operations	30,830	33,790	170,547	(48,881)	186,286

Year Ended 31 December 2006	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Revenue	93,013	18,661	187,052	237	298,963
Other operating income/(loss)	164	(3,054)	77,694	—	74,804
Interest expense	(63,434)	(6,466)	(80,382)	—	(150,282)
Other operating expenses	(2,105)	(90)	(52,499)	(21,234)	(75,928)
Segment result	27,638	9,051	131,865	(20,997)	147,557
Taxation expense	—	—	(3,738)	—	(3,738)
Net profit	27,638	9,051	128,127	(20,997)	143,819
Decrease/(increase) in fair values	—	3,054	(77,694)	—	(74,640)
Realised gains on sale of real estate fund units	—	2,163	—	—	2,163
Deferred tax	—	—	3,366	—	3,366
Funds from operations	27,638	14,268	53,799	(20,997)	74,708

As at 31 December 2007	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Total assets	2,140,672	32	5,360,189	7,302	7,508,195
Total liabilities	(2,001,689)	(182)	(3,977,004)	(28,738)	(6,007,613)
Segment net assets	138,983	(150)	1,383,185	(21,436)	1,500,582
Tax liability	—	(124)	(26,764)	—	(26,888)
Minority interest	(2)	(4)	—	—	(6)
Net assets	138,981	(278)	1,356,421	(21,436)	1,473,688

As at 31 December 2006	Debt Investment €'000	Real Estate Fund Units €'000	Investment Properties €'000	Unallocated €'000	Total Eurocastle €'000
Total assets	2,011,490	158,784	3,461,857	30,249	5,662,380
Total liabilities	(1,436,424)	(98,027)	(2,540,696)	(10,492)	(4,085,639)
Segment net assets	575,066	60,757	921,161	19,757	1,576,741
Tax liability	—	(540)	(5,476)	—	(6,016)
Minority interest	(2)	(4)	—	—	(6)
Net assets	575,064	60,213	915,685	19,757	1,570,719

31. INVESTMENT IN SUBSIDIARIES

The legal entity group structure of the Group is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Group owns directly or indirectly a 100% equity interest, are listed by jurisdiction below:

Luxembourg:

Turret Lux Participation s.a.r.l.
Zama (Windhoek) s.a.r.l.
Sulzbach (Bridge) s.a.r.l.
Wiesbaden (Bridge) s.a.r.l.
Berlin (Bridge) s.a.r.l.
Galluspark (Bridge) s.a.r.l.
Dusseldorf Bridge) s.a.r.l.
Eschborn (Bridge) s.a.r.l.
Superstella s.a.r.l.
Tannenberg s.a.r.l.
Mars PropCo 2-40 s.a.r.l. (39 real estate holding companies numbered 2–40)
Drive s.a.r.l.
Finial s.a.r.l.

Germany:

ECTGPROP1 (formerly known as Dresdner Grund-Fonds)
Shortwave Acquisition GmbH
Longwave Acquisition GmbH
Bastion GmbH & Co.KG
Belfry GmbH & Co.KG
Truss GmbH & Co.KG

Additionally, the Group has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, Eurocastle CDO III PLC, Eurocastle CDO IV PLC, Duncannon CRE CDO I PLC and FECO SUB SPV PLC that it consolidates in accordance with SIC 12.

32. SUBSEQUENT EVENTS

The Group has eliminated all its mark-to-market and any full recourse exposure on it debt investment portfolio by repaying or unwinding unsecured bank credit facilities, repurchase agreements and total return swap financings and by renegotiating its bank borrowings.

In January 2008, the CDO IV term financing was extended with a multi-currency term loan for approximately €127 million (€165 million was drawn as at 31 December 2007) maturing on 1 December 2009 to finance certain ABS and loan investments in the debt portfolio. This facility replicates in part the features of a traditional CDO financing by insulating the borrower from mark-to-market risk during the term of the facility and by using amongst other things a rating agency model to determine the level of equity contribution the Group will need to provide to maintain the senior financing levels based on an AAA attachment point. The face margin for this facility is Euribor +0.55 per cent.

The Group refinanced a 364 facility into a term loan maturing on 30 September 2009 with recourse limited to €30 million, from the Group. The outstanding amount under this facility is currently approximately €107 million (€59.3 million as at 31 December 2007) and the debt investments securing this loan are approximately €129 million (par amount) at a blended margin of Euribor +1.74 per cent. There are no mark-to-market covenants during the term of this facility.

33. COMMITMENTS

As at 31 December 2007, the Group had no commitments that were not disclosed in these financial statements.

CORPORATE INFORMATION

Board of Directors

Wesley R. Edens
Chairman of the Board

Paolo Giorgio Bassi

Keith Dorrian

Randal A. Nardone

Dr. Udo Scheffel

Dr. Simon J. Thornton

Executive Officers

Stephen Charlton
Chief Financial Officer

Investment Manager
FIG LLC
(an affiliate of Fortress Investment Group LLC)
1345 Avenue of the Americas
46th Floor
New York, NY 10105
(212) 798-6100
www.fortress.com

Registrar and Transfer Agent
Anson Registrars Limited
P.O. Box 426
Anson Place
Mill Court
La Charroterie
St. Peter Port
Guernsey GY1 3GF

Registered Office of the Company
Regency Court
Glategny Esplanade
St. Peter Port
Guernsey GY1 1WW

Administrator and Secretary of the Company
International Administration
Guernsey Limited
P.O. Box 282
Regency Court
Glategny Esplanade
St. Peter Port
Guernsey GY1 3RH

Stock Listing
Euronext Amsterdam, ECT
Frankfurt Stock Exchange, EUI1

Independent Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Legal Counsel

English and Dutch Legal Advisers
Linklaters
One Silk Street
London EC2Y 8HQ

U.S. Legal Advisers
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

Guernsey Legal Advisers
Carey Olsen
P.O. Box 98
7 New Street
St. Peter Port
Guernsey GY1 4BZ

Investor Relations Contact
Karim Bohn
Vice President
Eurocastle Investment Limited
c/o Fortress Investment Group (UK) Ltd.
5 Savile Row
London, England W1S 3PD
Tel: (44) 207 290-5638
Fax: (44) 207 290-5601
Email: kbohn@fortress.com

Notice of Annual Meeting
4 June 2008
Guernsey

Forward-Looking Statements

This release contains statements that constitute forward-looking statements. Such forward-looking statements relate to, among other things, future commitments to acquire real estate and achievement of acquisition targets, availability of attractive investment opportunities, methods of funding portfolios, timing of completion of acquisitions, the operating performance of our investments and financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may", "will", "should", "potential", "intend", "expect", "endeavour", "seek", "anticipate", "estimate", "overestimate", "underestimate", "believe", "could", "project", "predict", "continue", "plan", "forecast" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of future plans or strategies is limited. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance may differ materially from those set forth in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results or stated expectations, including the risk that leasing markets will continue to be strong or that Eurocastle will be able to achieve its targets regarding operational growth particularly any increase in leasing of vacant space on acceptable terms or take advantage of widening credit spreads to acquire good quality collateral at discounted prices.

Designed by Curran & Connors, Inc. / www.curran-connors.com

www.eurocastleinv.com

EUROCASTLE INVESTMENT LIMITED (the "Company")

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Shareholders of the Company will be held at Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 1WW on 4 June 2008 at 2.00 p.m. (CET) for the purpose of considering and, if thought fit passing the following resolutions, of which resolutions 1, 2, 3 and 4 will be proposed as ordinary resolutions and resolution 5 will be proposed as a special resolution:

ORDINARY BUSINESS

1 To receive and consider the profit and loss account and balance sheet of the Company and the reports of the Directors and the Auditors thereon for the year ended 31 December 2007.

2 To re-elect Dr. Udo Scheffel and Dr. Simon J Thornton as Directors.

3 To reappoint Ernst & Young LLP, as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and authorise the Directors to determine their remuneration.

EXTRAORDINARY BUSINESS

Share Buyback Authority

4 THAT, the Company be authorised unconditionally and generally for the purpose of the Companies (Purchase of Own Shares) Ordinance, 1998 to make market purchases (within the meaning of section 5 of that Ordinance) of ordinary shares of no par value in the capital of the Company on such terms and in such manner as the directors may from time to time determine, provided that:

4.1 the maximum number of shares authorised to be purchased is 19,178,290;

4.2 the minimum price which may be paid for a share is €0.01;

4.3 the maximum price which may be paid for a share is an amount equal to 95% of the net asset value per share, as set out in the Company's latest published quarterly results;

4.4 such authority shall expire on a date being the earlier of, either 18 months from the date of this resolution or at the next Annual General Meeting of the Company, unless such authority is varied, revoked or renewed prior to such date by a ordinary resolution of the Company in general meeting; and

4.5 the Company may make a contract to purchase ordinary shares under such authority prior to its expiry which will or may be executed wholly or partly after its expiration and the Company may make a purchase of ordinary shares pursuant to any such contract.

Amendment of the Articles of Association

5 **THAT,** the articles of association of the Company be amended as follows:

5.1 The following definitions be inserted in the definitions section:

"Relevant Exchange" meaning any stock exchange or market on which shares may be listed and/or traded (including Euronext Amsterdam and the Frankfurt Stock Exchange); and

"Euronext Amsterdam" meaning Euronext Amsterdam by NYSE Euronext.

5.2 Article 2(11) be amended to read as follows:

'The expressions "communication" and "electronic communication" shall include, without limitation, e-mail, facsimile, CD-Rom, audio tape and telephone transmission and (in the case of electronic communication by the Company in accordance with Article 34(6)) publication on a web site.'

5.3 A new Article 2(12) be inserted to read as follows:

'The expression "in writing" shall mean written or produced by any substitute for writing or partly one and partly another including (but only to the extent that the recipient (if not the Company) has requested or agreed) electronic communication.'

5.4 Article 15(1) be amended by inserting the words:

'or despatched by other reasonable means as the Board thinks fit' after the phrase '....general nature of the business to be transacted shall be given by notice sent by post by Secretary or other officer of the Company or any other person appointed in that behalf by the Board...'.

5.5 New Articles 16(3) and (4) be inserted to read as follows:

'16.3 A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting shall be treated as forming part of the quorum of that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

16.4 A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the chairman is present unless the Members resolve otherwise.'

5.6 Article 16(10) be amended by inserting the words:

'or electronic means, or any combination thereof' after the phrase 'including the use of ballot or voting papers or tickets....'.

5.7 Article 34(1) be amended to read as follows:

'A notice may be given by the Company to any Member personally or by sending it by prepaid post (or despatching it by other reasonable means as the Board thinks fit) addressed to such Member at his registered address or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose where appropriate, sending it using electronic communications to an address notified by the Member concerned to the Company for that purpose or by publication on a website or by any other means authorised in writing by the Member concerned. Notices to be posted to addresses outside the Channel Islands and the United Kingdom shall so far as practicable be forwarded by prepaid airmail.'

5.8 Article 34(3) be amended by deleting the phrase:

'at least one UK national newspaper and ...';

and inserting the words:

'accordance with the rules of any Relevant Exchange and in' after the phrase 'A notice given by advertisement shall be published in....'

5.9 A new Article 34(12) be inserted to read as follows:

'34.12 An electronic communication shall be deemed to have been received by the intended recipient 24 hours after it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.'

By order of the Board
International Administration (Guernsey) Limited
Secretary
Dated 9 May 2008

Registered Office:
c/o International Administration (Guernsey) Limited
Regency Court
Glategny Esplanade
St Peter Port
Guernsey, GY1 1WW
Channel Islands

NOTES:

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy (or proxies) to attend and vote instead of him. A proxy need not to be a member of the Company. A form of proxy is attached which should be completed in accordance with the instructions printed on it. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person. If you do not intend to attend the meeting, please complete and return the form of proxy as soon as possible.

2. To be effective a form of proxy, and any power of attorney or other authority under which it is executed (or a duly certified copy of any such power or authority), must be deposited at the offices of the Company's Registrar, Anson Registrars Limited, PO BOX 426, Anson Place, Mill Court, La Charroterie, St Peter Port, Guernsey GY1 3WX (Tel: +44 1481 711301. Fax: +44 1481 729829) not less than 48 hours before the time for holding the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

3. Copies of all terms and conditions of appointment of Directors of the Company are available for inspection at the Company's registered office during business hours on any weekday (Saturdays, Sundays and public holidays excluded) and will also be available for inspection at the place of the meeting for 15 minutes before and during the meeting.

4. Entitlement to attend and vote at the Annual General Meeting, and the number of votes which may be cast thereat, will be determined by reference to the Company's register of members 48 hours before the time of the meeting or, if the meeting is adjourned, before the time fixed for the adjourned meeting (as the case may be). In each case, changes to the register of members after such time will be disregarded.

5. Shareholders holding their shares through Euroclear Nederland via banks and brokers are not included in the register of members - such shares are included in the register of members under the name of Euroclear Nederland. If shareholders who hold their shares through Euroclear Nederland wish to (i) attend the Annual General Meeting or (ii) appoint a proxy to attend, speak and vote on their behalf or (iii) give voting instructions without attending the meeting, they must instruct Euroclear Nederland accordingly. To do this, shareholders are advised to contact their bank or broker *as soon as possible* and advise them which of the three options they prefer.

   Shareholders holding their shares through Euroclear Nederland and who indicate they wish to attend the Annual General Meeting will not receive an admittance card. They may therefore be asked to identify themselves at the Annual General Meeting using a valid passport, identity card or driving licence.

82-34924

EUROCASTLE INVESTMENT LIMITED

FORM OF PROXY

FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD ON 4 JUNE 2008.

I/We ....(in Block Capitals)

of ....

being a member/members of Eurocastle Investment Limited **HEREBY APPOINT** the Chairman of the Meeting or failing him

....

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of Eurocastle Investment Limited to be held at Regency Court, Glategny Esplanade, St Peter Port, Guernsey GY1 1WW on 4 June 2008 at 2.00 p.m. (CET) and at any adjournment thereof. I/we instruct my/our proxy to vote as indicated below in respect of the Resolutions set out in the Notice of Annual General Meeting and at his/her discretion in respect of any other business (including amendments to resolutions) which may come before the Annual General Meeting.

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1 An ordinary resolution to receive and consider the profit and loss account and balance sheet of the Company, and the reports of the Directors and the Auditors thereon for the year ended 31 December 2007.			
2 An ordinary resolution to re-elect Dr. Udo Scheffel and Dr. Simon J Thornton as Directors.			
3 An ordinary resolution to reappoint Ernst & Young LLP as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and authorise the Directors to determine their remuneration.			
EXTRAORDINARY BUSINESS	**FOR**	**AGAINST**	**ABSTAIN**
4 An ordinary resolution to approve the authorization of the Company to make market purchases of ordinary shares of the Company.			
5 A special resolution to approve the amendments to the Articles of Association.			

Signed ....Dated this .... day of 2008

NOTES

1. Please indicate with an "X" in the appropriate boxes how you wish the proxy to vote. In the absence of any instructions, the proxy may vote or abstain as he or she thinks fit on the resolutions specified above.

2. If you wish to appoint a person other than the Chairman as your proxy you should delete the words "the Chairman of the Meeting or failing him", insert your own choice in the space provided and initial the amendment. A proxy need not be a member of the Company.

3. Any alterations to this Proxy Form should be initialled.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing or if the appointer is a corporation either under the common seal or under the hand of a duly authorised officer or attorney and need not be witnessed.

5. In the case of joint holdings the signature of any holder is sufficient but the vote of the senior holder who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the other joint holders; for this purpose seniority shall be determined by the order in which names stand in the register of members.

6. If you complete and return this Form of Proxy, it will not prevent you from attending in person and voting at the Meeting should you subsequently decide to do so.

7. Please return this Form of Proxy in accordance with the instructions set out in the note 2 to the Notice of the Meeting.

82 - 34924

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle Announces Availability of Annual Report

Guernsey. 30 April 2008 – Eurocastle Investment Limited (Frankfurt Stock Exchange: EUI1 and Euronext Amsterdam: ECT) announces that its 2007 annual report and year-end financials are now available for inspection on the investor relations section of Eurocastle's website (www.eurocastleinv.com), at the offices of the Company's paying agent in the Netherlands (call ABN AMRO Service desk at + 31 7657 99455) and at its registered office Monday through Friday (excluding any public holiday) during normal business hours. The Company's registered office is located at:

Regency Court
Glategny Esplanade
St Peter Port
Guernsey GY1 1WW

About Eurocastle

Eurocastle Investment Limited is an investment company which primarily owns and manages German commercial real estate assets. The Company is Euro denominated and is listed on Frankfurt Stock Exchange under the symbol "EUI1" and on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by an affiliate of Fortress Investment Group LLC, a leading global alternative asset manager. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle 2008 AGM Results

Guernsey. 5 June 2008 – Eurocastle Investment Limited (Frankfurt Stock Exchange: EUI1 and Euronext Amsterdam: ECT) announces the results of its 2008 Annual General Meeting held yesterday, 4 June 2008. All resolutions tabled before the meeting in accordance with the Notice of Annual General Meeting circulated to shareholders on 6 May 2008 were carried. A copy of this Notice is available on Eurocastle's website at www.eurocastleinv.com.

About Eurocastle
Eurocastle Investment Limited is an investment company which primarily owns and manages German commercial real estate assets. The Company is Euro denominated and is listed on Frankfurt Stock Exchange under the symbol "EUI1" and on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by an affiliate of Fortress Investment Group LLC, a global alternative asset manager with approximately $34.2 billion in assets under management as of March 31, 2008. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

82-34924

EUROCASTLE INVESTMENT LIMITED

RECEIVED

2008 JUN 10 A 5:45

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle Announces Annual General Meeting

Guernsey. 9 May 2008 – Eurocastle Investment Limited (Frankfurt Stock Exchange: EUI1 and Euronext Amsterdam: ECT) announces the Company will hold its Annual General Meeting on Wednesday, 4 June 2008, at the Company's registered office at 2:00 p.m. (CET). Notices and proxy statements have been mailed out to all shareholders on record as of 6 May 2008.

About Eurocastle

Eurocastle Investment Limited is an investment company which primarily owns and manages German commercial real estate assets. The Company is Euro denominated and is listed on Frankfurt Stock Exchange under the symbol "EUI1" and on Euronext Amsterdam under the symbol "ECT." Eurocastle is managed by an affiliate of Fortress Investment Group LLC, a leading global alternative asset manager. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

END